     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1998



                                                      REGISTRATION NO. 333-46841

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                             VICON INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                           NEW YORK                                                       11-2160665
                   (State of Incorporation)                                  (I.R.S. Employer Identification No.)

                                 89 ARKAY DRIVE
                             HAUPPAUGE, N.Y. 11788
                                 (516) 952-2288

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                KENNETH M. DARBY
                                   PRESIDENT
                             VICON INDUSTRIES, INC.
                                 89 ARKAY DRIVE
                             HAUPPAUGE, N.Y. 11788
                                 (516) 952-2288

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                WITH COPIES TO:

           MICHAEL E. SCHOEMAN                           THEODORE LAPIER
      Schoeman, Marsh & Updike, LLP             Whitman Breed Abbott & Morgan LLP
     60 East 42nd Street, 39th Floor                     200 Park Avenue
           New York, N.Y. 10165                        New York, N.Y. 10166
              (212) 661-5030                              (212) 351-3000

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this registration statement becomes effective.

                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             VICON INDUSTRIES, INC.
                             CROSS REFERENCE SHEET
                                  PURSUANT TO
                         ITEM 501(B) OF REGULATION S-K

   ITEM
    NO.                        FORM S-2 CAPTION                             CAPTION OR LOCATION IN PROSPECTUS
   -----     ----------------------------------------------------  ----------------------------------------------------
        1.   Forepart of Registration Statement and Outside Front
             Cover Page of Prospectus............................  Forepart of Registration Statement and Outside Front
                                                                   Cover Page of Prospectus
        2.   Inside Front and Outside Back Cover Pages of
             Prospectus..........................................  Inside Front and Outside Back Cover Pages of
                                                                   Prospectus
        3.   Summary Information, Risk Factors and Ratio of
             Earnings to Fixed Charges...........................  Summary; Risk Factors
        4.   Use of Proceeds.....................................  Use of Proceeds
        5.   Determination of Offering Price.....................  Not Applicable
        6.   Dilution............................................  Not Applicable
        7.   Selling Security Holders............................  Principal and Selling Shareholders
        8.   Plan of Distribution................................  Underwriting
        9.   Description of Securities to Be Registered..........  Outside Front Cover Page; Price Range of Common
                                                                   Stock and Dividends; Description of Capital Stock
       10.   Interests of Named Experts and Counsel..............  Legal Matters
       11.   Information With Respect to the Registrant..........  The Company; Price Range of Common Stock and
                                                                   Dividends; Selected Financial and Operating Data;
                                                                   Management's Discussion and Analysis of Financial
                                                                   Condition and Results of Operations; Consolidated
                                                                   Financial Statements
       12.   Incorporation of Certain Information by Reference...  Information Incorporated by Reference
       13.   Disclosure of Commission Position on Indemnification
             for Securities Act Liabilities......................  Description of Capital Stock--Indemnification

                  SUBJECT TO COMPLETION, DATED MARCH 31, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                1,575,000 SHARES



                                     [LOGO]

                                  COMMON STOCK



    Of the 1,575,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Vicon Industries, Inc. (the "Company") offered hereby (the "Offering"), 1,250,000 shares are being issued and sold by the Company and 325,000 are being sold by certain selling shareholders (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."



    The Company's Common Stock is quoted on the American Stock Exchange ("AMEX") under the symbol "VII." The last reported sale price for the Common Stock on AMEX on March 27, 1998 was $10.91 per share. See "Price Range of Common Stock and Dividends."


                            ------------------------

                THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREIN.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                  PROCEEDS TO
                                                      PRICE TO     UNDERWRITING  PROCEEDS TO        SELLING
                                                       PUBLIC      DISCOUNT (1)  COMPANY (2)    SHAREHOLDERS (2)
Per Share........................................
Total (3)........................................

(1) Does not include additional compensation paid or payable to the Underwriters. See "Underwriting" for information concerning compensation paid and payable to the Underwriters, indemnification of the Underwriters and other matters.


(2) Before deducting expenses payable by the Company and the Selling Shareholders estimated at $500,000, including the Underwriters' non-accountable expense allowance of $100,000.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 236,250 additional shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be         ,         and         , respectively. See "Principal and
    Selling Shareholders" and "Underwriting."

                            ------------------------

    The shares of Common Stock are offered by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject any orders in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment therefor on or about
           , 1998 at the offices of Fahnestock & Co. Inc. in New York, N.Y.

FAHNESTOCK & CO. INC.                          SOUTHEAST RESEARCH PARTNERS, INC.

               THE DATE OF THIS PROSPECTUS IS            , 1998.

    [Two-page schematic of Company-engineered CCTV system, including pictures and description of various Vicon products, including NOVA CPU, MATRIX 66 video switcher, INTELLIGENT KEYBOARD, PROTECH software, DIGITEK digital motion detector, AURORA digital video multiplexer, SURVEYOR mini-dome system and VISTAR pan-and-tilts.]


{LOGO}

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF COMMON STOCK, INCLUDING THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    VICON-Registered Trademark-, MATRIX 66-Registered Trademark-, NOVA-TM-, SURVEYOR-TM-, PROTECH-Registered Trademark-, VISTAR-TM-,
VICOAX-Registered Trademark-, AURORA-TM- and DIGITEK-TM- ARE TRADEMARKS OF VICON INDUSTRIES, INC.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, 13th Floor, New York, N.Y. 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site (http: //www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The Company's Common Stock is listed on the American Stock Exchange under the symbol "VII" and investors may contact the American Stock Exchange at (212) 306-1000 to arrange to examine similar information at its offices at 86 Trinity Place, New York, N.Y. 10006-1881.

    The Company has filed with the Commission a registration statement on Form S-2 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained herein concerning the provisions of any contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document as so filed. Each such statement is qualified in its entirety by such reference.

    No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Shareholders or any Underwriter. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any offer, solicitation or sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the dates as of which information is furnished or the date hereof.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents have been filed by the Company with the Commission and are hereby incorporated by reference into this Prospectus: (1) Annual Report on Form 10-K for the fiscal year ended September 30, 1997; (2) Quarterly Report on Form 10-Q for the quarter ended December 31, 1997; and (3) Proxy Statement dated March 2, 1998. All other documents and reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from the date of the filing of such reports and documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests for such documents should be directed to Vicon Industries, Inc., 89 Arkay Drive, Hauppauge, N.Y. 11788
Attention: Corporate Secretary. The Company's executive office telephone number is (516) 952-2288.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S PROSPECTS AND STRATEGIES AND ITS EXPECTATIONS ABOUT EXPANSION INTO NEW MARKETS, GROWTH IN EXISTING MARKETS, ENHANCED OPERATING MARGINS OR GROWTH IN ITS BUSINESS, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS." UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS DOES NOT GIVE EFFECT TO THE EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

    UNLESS OTHERWISE STATED, REFERENCES IN THIS PROSPECTUS TO THE YEARS 1997, 1996, 1995, 1994 AND 1993 REFER TO THE FISCAL YEARS ENDED SEPTEMBER 30, 1997, 1996, 1995, 1994 AND 1993, RESPECTIVELY, AND REFERENCES TO THE FIRST QUARTER OF 1998 AND THE FIRST QUARTER OF 1997 RELATE TO THE THREE-MONTH PERIODS ENDED DECEMBER 31, 1997 AND 1996, RESPECTIVELY.

                                  THE COMPANY


    The Company designs, manufactures, assembles and markets a wide range of closed circuit television ("CCTV") systems and system components used for security, surveillance, safety and control purposes by a broad group of end users. A CCTV system is a private video system that can transmit and receive video, audio and data signals in accordance with the operational needs of the user. The Company's primary focus is the design and sale of software-based engineered CCTV systems and components that it sells worldwide, primarily to installing dealers, system integrators, government entities and distributors. The Company's products are typically utilized for visual crime deterrence, for visual documentation, for observation of inaccessible or hazardous areas, to enhance safety, to obtain cost savings (such as lower insurance premiums), to manage control systems and to improve the efficiency and effectiveness of personnel. The Company's products are used in office buildings, manufacturing plants, apartment complexes, large retail stores, government facilities, transportation operations, prisons, casino gaming facilities, sports arenas, health care facilities and financial institutions. The Company's products have been used at various high profile locations worldwide, including: O'Hare International Airport, Chicago; Foxwoods Resort & Casino, Connecticut; Bank One Ballpark, Phoenix; Henry Ford Hospital, Detroit; Fort Bragg, North Carolina; City of Sao Paulo Traffic Control, Brazil; Xiamen International Airport, China and several locations of the U.S. Postal Service.



    In 1993, the Company commenced a strategic redirection of its business by shifting its product focus from hardware-oriented CCTV components to software-based CCTV systems solutions, some of which incorporate digital technology. As part of the strategic redirection, the Company also developed project design and management capabilities, upgraded its sales organization, built a customer service and technical support group, increased operating efficiency and reduced product costs by changing suppliers. As a result, the Company's financial performance has improved. Gross profit margins have increased from 25.4% in 1996 to 31.1% in the first quarter of 1998. Net sales grew 19.3% in 1997 to $51.5 million, while net income increased to $1.6 million from $300,000 in 1996.


    According to statistics compiled and published by the Security Industry Association (the "SIA"), in its 1997 SECURITY INDUSTRY MARKET OVERVIEW, the wholesale CCTV equipment market in the U.S. was estimated to be $840 million in 1997. Based in part upon published data for Europe, the Company believes the worldwide market was approximately $1.7 billion in 1997. The Company believes that demand for CCTV products is influenced by (i) the acceptance of CCTV for crime deterrence; (ii) the perceived need for increased safety in response to publicized acts of crime; (iii) the use of CCTV as a cost effective alternative to security personnel; (iv) lower prices due to technological advancements and competition which increase affordability; and (v) the movement towards the integration of security systems.

    In the U.S., the Company's products are sold to installing dealers and integrators of various types of security systems and internationally to independent distributors and major installation companies. Domestic sales are made by in-house field sales engineers and several independent manufacturer's representatives. This effort is supported by an in-house customer and technical services group. The Company sells internationally by direct export and through Vicon Industries (U.K.), Ltd. ("Vicon U.K."), its European sales subsidiary. The Company's principal sales offices are located in Long Island, Atlanta and Fareham, England.


    The Company's objective is to be a leading provider of high-end engineered CCTV systems worldwide. The key elements of its growth strategy are as follows:


    ACCELERATE NEW PRODUCT DEVELOPMENT AND ENHANCEMENT. The Company intends to accelerate its new product development and enhancement program. As a result of its research and development efforts, in the last two years, the Company has introduced, among other products, the AURORA digital video multiplexer and the SURVEYOR line of domed camera systems. See "Business--Products." In addition, the Company intends to continue to emphasize the improvement of the technological capabilities of its existing products and the development of new products which incorporate digital technology.



    EXPAND DOMESTIC SALES AND MARKETING ACTIVITIES. The Company intends to increase its domestic sales and marketing efforts by (i) expanding its domestic sales organization, (ii) increasing promotional activities to further develop brand name identity with dealers and end users and (iii) emphasizing in-house dealer training. In addition, the award of an exclusive one-year renewable contract with the U.S. Postal Service in July 1997 is anticipated to increase the Company's exposure to additional dealers.



    INCREASE INTERNATIONAL SALES PRESENCE IN SELECT MARKETS. The Company intends to expand the market for its existing and new products by increasing its penetration of international markets. The Company believes Europe, China and Australia present opportunities for growth. The Company's international sales were $18.7 million, or 36%, of net sales, in 1997, and $5.9 million, or 39% of net sales, in the first quarter of 1998. The Company believes that by opening additional independent or Company-operated sales offices and increasing its distribution channels outside the U.S., its ability to penetrate these markets would be enhanced. The Company helped to establish an independent sales company in China in July 1997 to further its marketing initiatives in Asia, and in February 1998 it acquired a 30% ownership interest in such company.



    PROMOTE SUPERIOR CUSTOMER AND TECHNICAL SUPPORT SERVICES. The Company believes its commitment to service and technical support of CCTV systems enables it to build strong relationships with dealers and end users. The Company offers training on its proprietary systems, technical classes, installation assistance, field support and project design and management capabilities to installing dealers.



    PURSUE STRATEGIC INITIATIVES. The Company intends to selectively pursue strategic alliances and investment and acquisition opportunities as they arise. Strategic initiatives may include the opening of independent or Company-operated sales offices or other similar arrangements with third parties to broaden the Company's sales presence on a worldwide basis.


    The Company's principal executive offices are located at 89 Arkay Drive, Hauppauge, N.Y. 11788, and its telephone number is (516) 952-2288.

                                  THE OFFERING


Common Stock offered by the
  Company.......................  1,250,000 shares

Common Stock offered by the
  Selling Shareholders..........  325,000 shares

Common Stock to be outstanding
  after this Offering (1).......  4,311,658 shares

Use of Proceeds.................  Payment of bank indebtedness, payment of interest-bearing accounts payable and term loan to related party, and for
                                  other general corporate purposes, including working
                                  capital.

Risk Factors....................  This Offering involves a high degree of risk. Prospective investors should review and consider the information set
                                  forth under "Risk Factors."

AMEX Symbol.....................  VII


------------------------


(1) Does not include (i) 392,232 shares of Common Stock reserved for issuance upon exercise of options granted or which may be granted under the Company's 1986 Incentive Stock Option Plan, 1994 Incentive Stock Option Plan, 1994 Non-Qualified Stock Option Plan for Outside Directors, 1996 Incentive Stock Option Plan and 1996 Non-Qualified Stock Option Plan for Outside Directors (collectively, the "Stock Option Plans"); (ii) 45,952 shares of Common Stock held in treasury and deliverable as deferred compensation to Kenneth M. Darby, the Company's President and Chief Executive Officer, upon his retirement or earlier under certain conditions; and (iii) 157,500 shares of Common Stock reserved for issuance upon exercise of the Underwriters' Warrants. See "Management" and "Underwriting."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         FISCAL YEAR ENDED                      THREE MONTHS ENDED
                                                           SEPTEMBER 30,                           DECEMBER 31,
                                       -----------------------------------------------------  ----------------------
                                         1993       1994       1995       1996       1997       1996        1997
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------

                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales............................  $  45,923  $  47,714  $  43,847  $  43,191  $  51,519  $  11,298   $  14,874
Gross profit.........................      9,274     10,714      9,546     10,957     14,475      3,181       4,629
Operating expenses...................     10,315      9,901      9,800      9,732     11,725      2,721       3,216
Operating income (loss)..............     (1,041)       813       (254)     1,226      2,750        460       1,413
Interest expense.....................        555        784      1,013        882      1,144        264         339
Income (loss) before income taxes....     (1,858)        74     (1,267)       385      1,647        229       1,074
Net income (loss)....................  $  (1,875) $      45  $  (1,347) $     300  $   1,565  $     215   $   1,009
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
Earnings (loss) per share (1)
  Basic..............................  $    (.68) $     .02  $    (.49) $     .11  $     .56  $     .08   $     .34
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
  Diluted............................  $    (.68) $     .02  $    (.49) $     .11  $     .52  $     .08   $     .31
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
Shares used to compute earnings
  (loss) per share (1)
  Basic..............................      2,763      2,763      2,763      2,765      2,804      2,777       3,001
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
  Diluted............................      2,763      2,763      2,763      2,841      3,022      2,870       3,293
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------


                                                                                          AT DECEMBER 31, 1997
                                                                                      ----------------------------
                                                                                                    AS ADJUSTED
BALANCE SHEET DATA:                                                                    ACTUAL         (2)(3)
                                                                                      ---------  -----------------
Cash................................................................................  $     225      $   4,012
Working capital.....................................................................     15,284         24,931
Total assets........................................................................     31,279         35,066
Interest-bearing accounts payable to related party..................................      6,401         --
Long-term debt......................................................................      7,216          4,476
Shareholders' equity................................................................     11,931         24,319


------------------------

(1) Pursuant to new FASB standard No. 128. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--New Accounting Standard."


(2) Adjusted to reflect the sale of 1,250,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $11.00 and the application of the net proceeds therefrom in the manner described under "Use of Proceeds."



(3) Reflects agreement in principle with a related party, that upon closing of this Offering and the Company's repayment of $3.7 million ($1.9 million of interest-bearing accounts payable and $1.8 million outstanding under a term loan), the balance of approximately $4.5 million of interest-bearing accounts payable to the related party will be converted into a new five-year term loan. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus contains certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of any number of factors discussed elsewhere in this Prospectus, including, without limitation, under the captions "Prospectus Summary;" "Risk Factors;" "Use of Proceeds;" "Capitalization;" "Selected Financial Data;" "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this Prospectus, the words "anticipate," "expect," "estimate," "intend," "believe," "project," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated, intended, believed or projected. Among the key factors that may have a direct bearing on the Company's business, financial condition and results of operations are the effects of risks associated with loss of a significant customer, product design and development, possible future strategic investments or alliances, foreign currency risks, dependence on manufacturers and suppliers, the lack of assurance of continued profitability and history of losses, limited public float for the Common Stock, the volatility of the trading market for the Common Stock and general economic conditions, risks associated with international sales and risks associated with the occurrence of the year 2000. The Company assumes no obligation to update its forward-looking statements or to advise of changes in the assumptions and factors on which they are based. Given these uncertainties, prospective purchasers are cautioned not to place undue reliance on such forward-looking statements.

                                  RISK FACTORS

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY SHARES OF COMMON STOCK. THE DESCRIPTION OF THESE RISK FACTORS IS BASED ON MANAGEMENT'S CURRENT EXPECTATIONS. THESE RISK FACTORS ARE SUBJECT TO A NUMBER OF UNCERTAINTIES WHICH COULD CAUSE THE COMPANY'S ACTUAL PERFORMANCE AND OTHER MATTERS TO DIFFER SIGNIFICANTLY.


NO ASSURANCE OF CONTINUED PROFITABILITY; FLUCTUATING OPERATING RESULTS;
  SUBSTANTIAL INDEBTEDNESS



    The Company had net income of approximately $300,000 and $1.6 million for 1996 and 1997, respectively, and net income of $1.0 million for the first quarter of 1998. However, for all years between 1989 and 1995 (other than 1994), the Company experienced net losses. In addition, cash flow from operations was negative in 1996 and 1997, primarily due to an increase in inventory and accounts receivable. Thus, although the Company has reported net income for the past two years and the most recent quarter, there can be no assurance that this trend will continue.



    Historically, the Company's operating results have fluctuated annually and quarterly. Future annual and quarterly operating results and net income of the Company may also fluctuate significantly as a result of a variety of factors, including, but not limited to, the loss of any significant customer, including the U.S. Postal Service; changes in the demand for the Company's products due to competition or other factors, including foreign or domestic economic recession; fluctuations in foreign currency exchange rates; the timing of product development; the nature, size, timing and shipment of individual product or supply orders; the general mix of products sold; worldwide economic conditions; higher effective tax rates due to the use of all available net operating loss carryforwards; costs related to the expansion of the Company's operations; unanticipated litigation and other costs associated with defending its proprietary rights and other rights; and changes in government regulations. Each of the foregoing factors, among others, could have an adverse effect on the Company's operating results and profitability.


    In addition, the Company has substantial indebtedness, which may impair the ability of the Company to obtain additional financing in the future; require a substantial portion of operating cash flow to be dedicated to the repayment of debt, thereby reducing funds available to the Company for other purposes; limit the Company's flexibility in planning for or reacting to changes in general economic conditions; and make the Company vulnerable in the event of a downturn in its business.


    The ability of the Company to meet its debt service obligations will depend on the future operating performance and financial results of the Company, which, in turn, will be affected by prevailing economic conditions and financial, competitive and similar factors. The Company's loan agreements contain covenants, that, among other things, require the Company to maintain certain levels of net worth, earnings and debt service coverage and certain ratios of interest coverage and debt-to-net worth. In addition, substantially all of the Company's assets are pledged to secure its indebtedness under its loan agreements. Although the Company believes that, based upon current levels of operations, its cash flow from operations, together with external sources of capital, will be adequate to make required payments on its debt, finance anticipated capital expenditures and fund working capital, there can be no assurance in this regard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." In addition, the Company is presently negotiating with its bank lender to amend its existing credit agreement to, among other things, increase the borrowing limit, reduce the interest rate and extend the term. However, there can be no assurance as to the definitive terms of any such amended agreement. See "Use of Proceeds."


RISKS ASSOCIATED WITH PRODUCT DESIGN AND DEVELOPMENT

    The Company's business strategy emphasizes the development of new engineered CCTV systems and related components and the enhancement of existing products. Further, the market for engineered CCTV systems is characterized by changing technology, such as the movement to digital technologies for the storage and retrieval of video data. There can be no assurance that the Company will be able to keep pace with such technological developments or develop new CCTV systems or products. In addition, the CCTV marketplace experiences frequent new product introductions and changing customer requirements. For the Company to meet these changing conditions, significant planning, design, development and testing is required throughout each level of product design and development. Such activity requires substantial resources in terms of capital and qualified personnel. There can be no assurance that the Company will have such resources at its disposal. Furthermore, any significant delays in product development or introduction, or any failure by the Company to anticipate or to respond quickly to changing customer requirements, could cause potential customers to delay or decide against the purchase of the Company's systems or products and could render its existing products uncompetitive. There can be no assurance that the Company's products will remain competitive and will not become obsolete.

DEPENDENCE ON MANUFACTURERS AND SUPPLIERS


    The Company is substantially dependent upon outside manufacturers and suppliers to manufacture and assemble its products and will continue to be dependent on such entities in the future. In 1997, approximately 22% of the Company's purchases of components and finished products were from Chun Shin Electronics, Inc. ("CSE"). CSE is a South Korean joint venture equally owned by the Company and Chun Shin Industries, Inc. ("CSI"). CSI is an entity controlled by Mr. Chu S. Chun, who is a substantial shareholder of the Company and a director nominee. Mr. Chun is the President of CSE and has operating control of CSE. Additionally, in 1997, the Company purchased approximately 23% of its components and finished products from Chugai Boyeki Company, Ltd. (such company, together with its affiliates and associates, are referred to herein as "CBC"), a supplier and sourcing agent for the Company. CBC is also a substantial shareholder and a competitor of the Company. See "--Competition," "Certain Transactions" and "Principal and Selling Shareholders."



    The Company's relationships with outside manufacturers, assemblers and suppliers are not covered by formal contractual agreements. Although the Company has held preliminary discussions concerning the possible acquisition by the Company of CSI, no agreement has been reached in this regard. See "--Risks

Associated with Future Strategic Initiatives." The loss of CSE, CBC or any other significant manufacturer, assembler or supplier for any reason, or the extent to which such entities encounter difficulties, including those associated with deteriorating local economies, that delay shipment to the Company or that affect the quality of items supplied to the Company, would impair the Company's ability to meet its obligations to customers and would have a material adverse effect on the Company's business. While the Company believes that alternate manufacturers, assemblers and suppliers exist, there can be no assurance that adequate arrangements could be found in a timely manner or on comparable terms or with the level of support currently provided to the Company by its existing manufacturers, assemblers and suppliers. See "Business--Manufacturing and Purchasing."



DEPENDENCE ON INDEPENDENT RESELLERS



    The Company primarily sells its products to independent installing dealers and other resellers who, in turn, sell to end users. Consequently, the Company is dependent upon installing dealers and other resellers to sell its products to their customers and will continue to be dependent upon such dealers and resellers in the future. Dealers and resellers generally purchase from the Company to fill specific orders from their customers. As a result, there can be no assurance that installing dealers and resellers will continue to purchase the Company's products. Further, such dealers generally are not exclusive to the Company and are free to sell, and do sell, competing CCTV products. See "Business--Marketing and Sales."


RISKS ASSOCIATED WITH INVENTORY MANAGEMENT


    The Company maintains inventory at levels which are based upon factors such as its historical sales rates, backlog and anticipated future sales. Generally, the Company places orders with manufacturers, assemblers and suppliers based in part on management's estimates of future orders from its customers. Such estimates may deviate substantially from actual orders. In the event that subsequent orders fall short of original estimates, the Company would likely be left with excess inventory. Significant excess inventory could result in price discounts, increased inventory carrying costs and inventory write-downs. On the other hand, if the Company fails to have an adequate supply of products manufactured or assembled on a timely basis, the Company may, as a result, lose sales opportunities. See "--Dependence on Manufacturers and Suppliers." Despite the Company's efforts to adjust its production schedule based on anticipated customer demand, there can be no assurance that the Company will maintain appropriate inventory levels. Further, due to ordinary course time delays between purchasing, production and shipping of product, the Company must make firm purchase commitments to manufacturers and assemblers four to nine months in advance of required delivery. Inability to maintain appropriate inventory levels due to incorrect estimates of future orders or time delays with respect to product delivery may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Backlog" and "Business--Manufacturing and Purchasing." Additionally, the obsolescence of a significant amount of inventory due to changes in customer preferences or technological improvements could have a material adverse effect on the Company's operations. The Company experienced approximately a 2.4x inventory turnover rate in 1997, but there can be no assurance as to the rate of inventory turnover in the future. See "--Risks Associated with Product Design and Development" and "Business--Inventory."



RISKS ASSOCIATED WITH INTERNATIONAL SALES



    Sales to customers outside the U.S. accounted for approximately 36% of the Company's net sales in 1997 and 39% of net sales in the first quarter of 1998. The Company's principal foreign markets are Europe and the Pacific Rim, which together accounted for approximately 82% of international sales in 1997. Since December 1997, the Company has experienced a decrease in demand for its products in certain Asian countries, due principally to the deterioration of local economies. There can be no assurance that the decrease will not adversely impact the Company's overall sales growth rate for the balance of 1998 and beyond. Sales to customers in foreign countries are subject to a number of risks, including (i) general economic conditions in foreign countries; (ii) fluctuating exchange rates which may affect the level of foreign sales; (iii) delays in collecting or the inability to collect receivables; (iv) the possibility of countries imposing import tariffs or adopting other restrictions on foreign trade; (v) the difficulty of enforcing rights; (vi) the inability to obtain U.S. export licenses; and (vii) the difficulty of protecting proprietary rights. See "--Foreign Currency Risks" and "--Protection, Defense and Use of Intellectual Property; Possible Infringement." There can be no assurance that one or more of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations.


COMPETITION


    The Company operates in a highly competitive marketplace both domestically and internationally. Most of the Company's competitors are larger companies whose financial resources and scope of operations are substantially greater than those of the Company. The Company's principal engineered systems competitors include the following companies or their affiliates: Checkpoint Systems, Inc., Matsushita Electric Industrial Co., Ltd. (Panasonic) ("Matsushita"), Pelco Sales Company, Philips Communications and Security Systems, Inc. (Burle Industries, Inc.), Sensormatic Electronics Corporation and Ultrak, Inc. In addition, some consumer video electronic companies or their affiliates, including Matsushita (Panasonic), Mitsubishi Electric Corporation, Sanyo Electric Co., Ltd. and Sony Corporation, compete with the Company for the sale of video products, including cameras, monitors and VCRs. CBC, an affiliate of the Company, also competes with the Company in various markets, principally in the sale of video products and systems. There can be no assurance that the Company's current products, products under development, or ability to develop new or enhanced products will be sufficient to enable it to compete effectively with its competitors. See "Business--Competition" and "Certain Transactions."


FOREIGN CURRENCY RISKS


    The Company's foreign sales can be adversely affected by fluctuations in currency exchange rates and there can be no assurance that such effect will not be material. Recent weakening of the currencies of Indonesia, Malaysia, Singapore, South Korea and other Asian countries against the U.S. Dollar has made the Company's products more expensive, and has reduced demand for the Company's products in such countries. Further weakening of such currencies, or weakening of the currencies of other countries, may further reduce demand for the Company's products in the affected countries. In addition, Vicon U.K. sells products to customers in Europe denominated in British Pounds Sterling. A strong British Pound relative to the currencies of the countries in which Vicon U.K. sells products could have a similar adverse effect on sales of Vicon U.K.


RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH

    The Company has recently experienced significant growth in its operations. The Company's future operating results will depend, in part, on its ability to effectively manage such growth in the future. The Company's success in this regard will depend upon the availability of working capital to support such growth, and its ability to accurately forecast future sales, broaden its management team and attract, hire and retain additional skilled employees. See "Business--Strategy." There can be no assurance that the Company will be able to manage future growth effectively. Failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

    Due to recent growth in operations, the Company may need to expand its principal operating facility or to obtain adequate alternative space to meet growing capacity demands. The failure to expand its current facility or to obtain adequate alternative space in response to the Company's increasing need for space could adversely affect the Company's operations.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant extent upon the performance of a number of senior management, engineering, operations and sales personnel, including Kenneth M. Darby, President, Chief Executive Officer and a director; Arthur D. Roche, Executive Vice President, Chief Financial Officer, Secretary and a director; John L. Eckman, Vice President, U.S. Sales; Peter A. Horn, Vice President, Compliance and Quality Assurance; and Yacov A. Pshtissky, Vice President, Technology and Development. The Company has entered into employment agreements with each of these individuals which provide that, if his employment with the Company is terminated, he will not compete with the Company for varying periods after such termination. There can be no assurance that such non-compete provisions will be enforceable against these individuals. The Company does not have key-man life insurance policies in respect of any of its officers. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company believes that its future success will depend in part on its continued ability to attract, motivate, and retain highly skilled and qualified technical, managerial, operations, sales, and marketing personnel, and its failure to do so could adversely affect its operations. See "Business" and "Management."

RISKS ASSOCIATED WITH FUTURE STRATEGIC INITIATIVES


    The Company's growth strategy includes the possibility of strategic investments in, strategic alliances with, and acquisitions of, entities that complement or expand the Company's current operations, production or marketing capabilities. Each of the foregoing actions, if pursued by the Company, involves significant risks. Such risks include, among others, the identification of appropriate candidates to invest in, partner with or acquire and the capital requirements of such candidates; the potential disruption of such activity on the Company's ongoing business; the inability of management to capitalize on the opportunities presented by such activities; the failure to successfully incorporate any acquired technology or rights into the Company's products; the inability to maintain or impose uniform standards, controls, procedures and policies; and the impairment of relationships with employees and customers that may result from changes associated with such transactions. Further, to the extent that any such transaction involves operations located outside the U.S., such as the Company's recent investment in a Chinese sales company, the transaction would involve numerous risks associated with international operations, including possible regulatory, legal and tax obstacles or economic and political instability. See "--Risks Associated with International Sales." Additionally, to date, the Company has only limited experience in connection with investments and alliances of the nature contemplated by its business strategy and has never made an acquisition. There can be no assurance that the Company would be successful in overcoming these risks or any other difficulties encountered with respect to such strategic investments, alliances or acquisitions. See "Business--Strategy."



    In March 1998, the Company and Mr. Chun held preliminary discussions concerning the possible acquisition by the Company of CSI. CSI and the Company each own 50% of CSE, a joint venture manufacturing operation in South Korea. See "Certain Transactions." In addition, CSI owns and operates a sales company that sells various security products, including the Company's products, principally within the South Korean market. No terms of such an acquisition were agreed upon, but the Company intends to continue the discussions with Mr. Chun. There can be no assurance that the Company and Mr. Chun will agree upon the terms of such an acquisition or that such an acquisition will be consummated. Further, if such an acquisition is consummated, there can be no assurance as to its effect upon the future financial condition or operations of the Company.


PROTECTION, DEFENSE AND USE OF INTELLECTUAL PROPERTY; POSSIBLE INFRINGEMENT

    Many of the Company's products employ proprietary software which is protected by U.S. copyright. The Company considers its proprietary software to be unique and valuable and a principal element in the differentiation of the Company's products from its competition. There can be no assurance that these intellectual property rights will not be infringed or breached, that the Company would have adequate remedies for any infringements or breaches, or that others will not independently develop products that are similar or superior to the Company's products or technologies, or design around proprietary rights of the Company. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as the laws of the U.S. See "--Risks Associated with International Sales."


    The Company does not believe that any of its products infringe on the proprietary rights of third parties. However, any future infringement claims against the Company, if proven, could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, although any such claims could ultimately prove to be without merit, the necessary management attention to, and legal costs associated with, litigation or other resolution of such claims could also adversely affect the Company. See "Business-- Intellectual Property."


LIMITED PUBLIC FLOAT; VOLATILITY OF STOCK PRICE

    The Common Stock is quoted on the American Stock Exchange. While a public market currently exists for the Company's Common Stock, trading activity has been limited. Average daily trading volume of the Common Stock for the four
weeks ended          , 1998 was       shares per day. Thus, trading of
relatively small blocks of shares of Common Stock could have a significant impact on the price at which the Common Stock is traded. In addition, the market price of the Common Stock may from time to time be significantly affected by a number of factors, including variations in the Company's quarterly operating results, evolving business prospects of the Company and its competitors and general conditions in the economy or the financial markets. Also, the securities markets generally have experienced significant price and volume fluctuations from time to time in recent years. This volatility can have a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance, and these broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividends."

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK


    Immediately after completion of the Offering, the Company will have 4,311,658 shares of Common Stock outstanding, of which approximately 3,139,384 will be freely tradable without restriction, except for those shares, if any, acquired in the Offering by "affiliates" of the Company as that term is defined in the Securities Act. Subject to the nine (9) month lock-up arrangements described below, holders of the remaining 1,172,274 shares of Common Stock will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the applicable restrictions of Rule 144. The Company's officers, directors and certain other shareholders, who collectively own 1,172,274 shares of Common Stock and hold options to acquire an additional 253,700 shares of Common Stock exercisable at various dates through 2002, have agreed with the Underwriters not to offer, sell, pledge, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, for a period of nine (9) months after the date of this Prospectus without the prior written consent of Fahnestock & Co. Inc. ("Fahnestock").



    After the expiration of the nine (9) month lock-up period, 1,146,874 shares of Common Stock held by affiliates of the Company will become tradable, subject to the restrictions of Rule 144 (other than the holding period restriction, which has been satisfied). The 25,400 shares issued to Kenneth M. Darby, the President and the Chief Executive Officer of the Company, and Arthur D. Roche, its Executive Vice President, Chief Financial Officer and Secretary, as compensation in January 1997 will become tradable under Rule 144 in January 1999. The 253,700 shares of Common Stock reserved for issuance under the Stock Option Plans will be freely tradable upon issuance.

    In addition to the foregoing shares, 45,952 shares of Common Stock are held in treasury and deliverable as deferred compensation to Mr. Darby upon his retirement or earlier under certain conditions. Such shares are restricted securities that, when issued, can be sold pursuant to the restrictions of Rule 144 (see "Management --Executive Compensation"). Also, 157,500 shares of Common Stock have been reserved for issuance upon exercise of the Underwriters' Warrants (see "Underwriting"). Such warrants are exercisable for Common Stock at
an exercise price of $         per share during a four-year period commencing
one year from the date of this Prospectus. In addition, the Company may issue shares of Common Stock in connection with future business acquisitions and resales of such shares by the recipients. Such shares, if registered, could be sold in the public market.


    No predictions can be made as to the effect, if any, that market sales of the shares described above or the availability of such shares for sale will have on the market price for shares of Common Stock prevailing from time to time. Sales of substantial amounts of shares of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale."


POSSIBLE LIMITATIONS ON UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS



    As of December 31, 1997, the Company had net operating loss ("NOL") carryforwards of approximately $4 million for federal income tax purposes, which begin to expire in 2007. Under section 382 of the Internal Revenue Code of 1986, as amended, utilization of NOL carryforwards is subject to limitation after a more-than-50% ownership change occurs over a three-year period. In general, if an ownership change were to occur, the Company's NOL carryforwards would be subject to an annual limitation on the amount of carryforwards generated prior to the ownership change, which can be used in any one post-change year to offset the Company's future taxable income. Although the Company does not believe that the Offering itself will result in a more-than-50% ownership change, other relevant transactions may occur in the future which could cause an ownership change and result in the limitation on the use of the Company's NOL carryforwards existing as of the date of such ownership change.


CONTROL BY CERTAIN SHAREHOLDERS; IMPEDIMENTS TO CHANGE OF CONTROL


    Following the completion of this Offering, CBC, Mr. Chu S. Chun, and the executive officers, officers and directors of the Company will collectively beneficially own approximately 29.9% of the Common Stock. See "Principal and Selling Shareholders." Accordingly, following this Offering, by virtue of their ownership of shares, the shareholders referred to above acting together may effectively have the ability to influence significant corporate actions. Such actions include the election of directors of the Company and the approval or disapproval of certain fundamental corporate transactions, including mergers, the sale of all or substantially all of the Company's assets, liquidation, and the adoption or amendment of provisions in the Company's Certificate of Incorporation and Bylaws. Such actions could delay or prevent a change in control of the Company. See "Principal and Selling Shareholders" and "Description of Capital Stock."



    In addition, Section 912 of the New York Business Corporation Law restricts certain business combinations with interested shareholders, and the Company's Certificate of Incorporation contains provisions, such as those providing for a classified Board of Directors, which may discourage, delay or prevent a third party from acquiring control of the Company by means of a tender offer, a proxy contest for a majority of the Board of Directors or otherwise. See "Description of Capital Stock--Anti-Takeover Effects of the Company's Governing Documents."


PROCEEDS TO BENEFIT PRINCIPAL SHAREHOLDERS; POTENTIAL CONFLICTS OF INTEREST


    The Company intends to use a portion of the net proceeds of the Offering to repay interest-bearing accounts payable and certain other indebtedness of the Company to CBC. In addition, certain existing shareholders who are currently directors of the Company are Selling Shareholders and will receive a portion of the proceeds from this Offering. See "Use of Proceeds," "Certain Transactions" and "Principal and Selling Shareholders."


    Management of the Company believes that it has benefitted from its past business relationships with its two principal shareholders, CBC and Mr. Chu S. Chun, who, following the completion of this Offering, will beneficially own approximately 11.9% and 4.5%, respectively, of the Common Stock. However, the Company's continuing business relationships with CBC and Mr. Chun and his affiliates, the continuing beneficial ownership of Common Stock by CBC and Mr. Chun, and the service on the Company's Board of Directors by Kazuyoshi Sudo, a director of CBC, and by Mr. Chun, a nominee to the Board and the principal of CSE, could create a potential conflict of interest when the Board of Directors of the Company is faced with decisions that could have different implications for the Company, CBC, Mr. Chun and his affiliates, or in which the Company, CBC, Mr. Chun and his affiliates have conflicting interests. See "-- Dependence on Manufacturers and Suppliers," "Management" and "Certain Transactions."


REGULATION

    Many of the Company's products are subject to regulations of the Federal Communications Commission (the "FCC") and the European Commission (the "CE") pertaining to the emission of electronic signals and require compliance with standards of the FCC and the CE before such products may be marketed. Additionally, commercial acceptance of the Company's CCTV systems and system components may be dependent upon the listing of such items by Underwriters Laboratories (UL) to certify product safety or certification to International Standards Order (ISO) 9001 quality systems. The delay or absence of compliance testing, safety listing or quality certification could have a material adverse effect on the Company's operations. Further, countries could impose tariffs or adopt other restrictions on foreign trade or other regulations which could adversely affect the Company's operations internationally. The Company may become subject to additional regulations, domestically and internationally, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future, or that the cost of regulatory compliance will not be material. See "Business--Regulation."

POSSIBLE "YEAR 2000" PROBLEMS

    Although the Company's software-based CCTV products have been tested for year 2000 problems and the Company believes that such products are year 2000 compatible, it is possible that certain computer systems or software products of the Company's customers or suppliers may experience year 2000 problems and that such problems could adversely affect the Company. The Company is in the process of inquiring as to the progress of its principal suppliers in identifying and addressing problems that their computer systems will face in correctly processing date information as the year 2000 approaches. However, there can be no assurance that the Company will identify the future date-handling problems of its suppliers or its customers in advance of their occurrence, or that such parties will be able to successfully remedy any problems that are discovered. The failure to identify and solve all year 2000 problems affecting its business could have a material and adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of 1,250,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $11.00 per share are estimated to be approximately $12.4 million ($14.8 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and other estimated expenses of the Offering. The Company intends to use the net proceeds as follows (all figures are approximate):



                                                                                    APPROXIMATE       APPROXIMATE
                                                                                   AMOUNT OF NET   PERCENTAGE OF NET
                                                                                     PROCEEDS          PROCEEDS
                                                                                  ---------------  -----------------
                                                                                   (IN MILLIONS)
Payment of Bank Indebtedness....................................................     $     4.9              39.5%
Payment of Interest-Bearing Accounts Payable and Term Loan to Related Party.....           3.7              29.9
General Corporate Purposes, including Working Capital...........................           3.8              30.6
                                                                                         -----             -----
      Total.....................................................................     $    12.4             100.0%
                                                                                         -----             -----
                                                                                         -----             -----



    PAYMENT OF BANK INDEBTEDNESS. From the net proceeds of this Offering, the Company intends to repay its domestic bank indebtedness to IBJ Schroder Bank & Trust Company ("Schroder Bank") under an existing credit agreement (the "Credit Agreement"), which amounted to $4.9 million at December 31, 1997. The Company is presently negotiating with Schroder Bank to amend the Credit Agreement to, among other things, extend the term, increase the borrowing limit and reduce the interest rate. See "Risk Factors--No Assurance of Continued Profitability; Fluctuating Operating Results; Substantial Indebtedness" and Note 6 to the Consolidated Financial Statements.


    PAYMENT OF INTEREST-BEARING ACCOUNTS PAYABLE AND TERM LOAN TO RELATED
PARTY. CBC and the Company have agreed in principle that upon the closing of this Offering and payment to CBC of $3.7 million ($1.9 million of interest-bearing accounts payable and $1.8 million outstanding under a term loan), the balance of interest-bearing accounts payable of approximately $4.5 million will be converted to a five-year term loan, which will amortize in equal semi-annual installments. See Notes 4 and 6 to the Consolidated Financial Statements. Interest will be calculated at the higher of the base lending rate of the Sanwa Bank, Ltd. or the rate payable under the then existing credit agreement. The loan may be prepaid at any time without penalty.


    GENERAL CORPORATE PURPOSES. The balance of approximately $3.8 million of the net proceeds of this Offering will be used by the Company for general corporate purposes, including working capital.



    The Company intends to use the estimated net proceeds as indicated above. In the event that the Company's plans change, or if the proceeds of this Offering or internal cash flow otherwise proves to be insufficient to fund operations, the Company may find it necessary or advisable to reallocate some of the proceeds within the categories noted above. If the Underwriters exercise their over-allotment option in full, the Company will realize additional net proceeds of $2.4 million, which will be used for general corporate purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Company's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "VII." The following table sets forth the high and low prices for the Company's Common Stock on AMEX for each quarter in fiscal 1998, 1997 and 1996.

                                                                                         FISCAL YEARS
                                                                     -----------------------------------------------------
                                                                                        1998                       1997
                                                                                  ----------------               ---------

QUARTER ENDED                                                                HIGH                  LOW             HIGH
-------------------------------------------------------------------         ------                -----          ---------
First Quarter......................................................          8  11/16              5  9/16               2
Second Quarter (in 1998, through March 27).........................         13  15/16              6  3/16               3
Third Quarter......................................................           --                    --                   4
Fourth Quarter.....................................................           --                    --                   8


                                                                                                              1996
                                                                                                      --------------------
QUARTER ENDED                                                                           LOW                   HIGH
-------------------------------------------------------------------                    -----                 -----
First Quarter......................................................  3/4                1  3/4                2  3/8
Second Quarter (in 1998, through March 27).........................  7/16               1  15/16              2
Third Quarter......................................................  1/4                3                     2  3/4
Fourth Quarter.....................................................  11/16              4                     5  7/16


QUARTER ENDED                                                                LOW
-------------------------------------------------------------------         -----
First Quarter......................................................          1  3/16
Second Quarter (in 1998, through March 27).........................          1  1/4
Third Quarter......................................................          1  11/16
Fourth Quarter.....................................................          2  1/16



    The last sale price of the Company's Common Stock on March 27, 1998 as reported on AMEX was $10 29/32 per share. As of March 27, 1998, there were approximately 325 shareholders of record.


DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock and anticipates that all earnings, if any, in the foreseeable future will be retained to finance the growth and development of its business. In addition, the Credit Agreement prohibits, and any new financing agreements entered into by the Company may limit or prohibit, the payment of cash dividends on its Common Stock.

                                 CAPITALIZATION


    The following table presents as of December 31, 1997: (i) the actual capitalization of the Company and (ii) the adjusted capitalization of the Company after giving effect to the sale by the Company of 1,250,000 shares of Common Stock offered hereby at an assumed offering price of $11.00 per share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the more detailed financial data and notes thereto included elsewhere in this Prospectus.



                                                                                             AT DECEMBER 31, 1997
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
Interest-bearing accounts payable to related party (1)....................................  $   6,401   $  --

Total interest-bearing debt, including current portion:
  Related party (1).......................................................................      1,800       4,500
  Banks and other (2).....................................................................      6,389       1,489

Shareholders' equity:
  Common Stock, $.01 par value, 10,000,000 shares authorized, 3,047,060 shares issued,
    4,297,060 shares issued on an as adjusted basis (3)...................................         30          43
  Capital in excess of par value..........................................................      9,868      22,243
  Retained earnings.......................................................................      2,290       2,290
  Treasury stock, at cost (4).............................................................       (299)       (299)
  Foreign currency translation adjustment.................................................         42          42
                                                                                            ---------  -----------
      Total shareholders' equity..........................................................     11,931      24,319
                                                                                            ---------  -----------
  Total capitalization....................................................................  $  26,521   $  30,308
                                                                                            ---------  -----------
                                                                                            ---------  -----------


------------------------

(1) Reflects agreement in principle with a related party, that upon closing of this Offering and the Company's repayment of $3.7 million ($1.9 million of interest-bearing accounts payable and $1.8 million outstanding under a term loan), the balance of approximately $4.5 million of interest-bearing accounts payable to the related party will be converted into a new five-year term loan. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(2) Excludes $2.9 million of mortgage indebtedness incurred in January 1998 in connection with the Company's purchase of its principal operating facility. See "Business--Property."



(3) Does not include (i) 392,232 shares of Common Stock reserved for issuance upon exercise of options granted or which may be granted under the Company's Stock Option Plans; and (ii) 157,500 shares of Common Stock reserved for issuance upon exercise of the Underwriters' Warrants. See "Management" and "Underwriting."


(4) Represents 45,952 shares of Common Stock held in treasury and deliverable as deferred compensation to Kenneth M. Darby, the Company's President and Chief Executive Officer, upon his retirement or earlier under certain conditions.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


    The selected consolidated financial data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" for and as of the end of each of the years in the five-year period ended September 30, 1997, are derived from the Consolidated Financial Statements of the Company which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of September 30, 1996 and 1997, and for each of the years in the three-year period ended September 30, 1997, and the report thereon, are included elsewhere in this Prospectus. The selected consolidated financial data presented below for the three months ended December 31, 1996 and 1997 are derived from the unaudited interim Consolidated Financial Statements which, in the opinion of management, reflect all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of financial position and results of operations for the interim periods. Results of operations for interim periods are not necessarily indicative of the results that can be expected for any other interim period or the results for the full year. The following data should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                            THREE MONTHS ENDED
                                                               FISCAL YEAR ENDED SEPTEMBER 30,                 DECEMBER 31,
                                                    -----------------------------------------------------  --------------------
                                                      1993       1994       1995       1996       1997       1996       1997
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                               (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Net sales.........................................  $  45,923  $  47,714  $  43,847  $  43,191  $  51,519  $  11,298  $  14,874
Cost of sales.....................................     36,649     37,000     34,301     32,234     37,044      8,117     10,245
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit......................................      9,274     10,714      9,546     10,957     14,475      3,181      4,629
General and administrative expenses...............      3,488      3,188      3,367      2,931      3,542        817      1,023
Selling expenses..................................      6,827      6,713      6,433      6,800      7,957      1,904      2,193
Relocation expense................................     --         --         --         --            225     --         --
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating expenses................................     10,315      9,901      9,800      9,731     11,724      2,721      3,216
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss)...........................     (1,041)       813       (254)     1,226      2,751        460      1,413
Other (income) expense............................        262        (45)    --            (41)       (40)       (33)    --
Interest expense..................................        555        784      1,013        882      1,144        264        339
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.................     (1,858)        74     (1,267)       385      1,647        229      1,074
Income tax expense................................         17         29         80         85         82         14         65
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss).................................  $  (1,875) $      45  $  (1,347) $     300  $   1,565  $     215  $   1,009
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) per share (1)
  Basic...........................................  $    (.68) $     .02  $    (.49) $     .11  $     .56  $     .08  $     .34
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Diluted.........................................  $    (.68) $     .02  $    (.49) $     .11  $     .52  $     .08  $     .31
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Shares used to compute earnings (loss) per share
  (1)
  Basic...........................................      2,763      2,763      2,763      2,765      2,804      2,777      3,001
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Diluted.........................................      2,763      2,763      2,763      2,841      3,022      2,870      3,293
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                           AT SEPTEMBER 30,                          AT
                                                         -----------------------------------------------------  DECEMBER 31,
                                                           1993       1994       1995       1996       1997         1997
                                                         ---------  ---------  ---------  ---------  ---------  -------------
                                                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash...................................................  $   1,039  $     910  $   1,152  $     206  $     288    $     225
Working capital........................................     13,420     13,359     10,721     12,064     15,351       15,284
Total assets...........................................     26,069     28,857     26,423     28,085     31,200       31,279
Interest-bearing accounts payable to related party.....      2,317      4,349      4,486      4,404      5,032        6,401
Long-term debt.........................................      5,621      6,059      5,339      6,429      8,344        7,216
Shareholders' equity...................................      9,880     10,043      8,633      8,968     10,914       11,931

------------------------
(1) Pursuant to new FASB standard No. 128. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--New Accounting Standard."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL


    The Company designs, manufactures, assembles and markets a wide range of CCTV systems and system components used for security, surveillance, safety and control purposes by a broad group of end users. In 1993, the Company commenced a strategic redirection of its business by shifting its product focus from hardware-oriented CCTV components to software-based CCTV systems solutions, some of which incorporate digital technology. As part of the strategic redirection, the Company also developed project design and management capabilities, upgraded its sales organization, built a customer service and technical support group, increased operating efficiency and reduced product costs by changing suppliers. These strategic initiatives required several years to implement and have been the principal reason for the Company's recent growth in sales and earnings and its gross margin improvement. In 1997, sales grew 19% to $51.5 million compared with $43.2 million in 1996. New product introductions, greater fixed cost absorption associated with increased sales and lower costs of private label video products contributed to an improvement in gross margins from 25.4% in 1996 to 28.1% in 1997 and 31.1% in the first quarter of 1998. Since December 1997, the Company has experienced a decrease in demand for its products in certain Asian countries, due principally to the deterioration of local economies. There can be no assurance that the decrease will not adversely impact the Company's overall sales growth rate for the balance of 1998 and beyond. see "Risk Factors--Risks Associated with International Sales."



    Due to the large number of different products that are typically required for larger CCTV systems, a significant investment in inventory is required. In addition, the Company's principal sales channel of installing dealers and system integrators do not usually carry any significant inventory.



    The Company recognizes sales upon shipment of products to third parties. The Company's U.S. sales are generally made on a net 30-day term basis after a credit review has been performed. Foreign sales are typically made on a letter of credit or prepaid basis. Cost of sales includes finished products or components purchased directly, subcontract or direct assembly labor and indirect overhead. Research and development expenses are also charged principally to cost of sales as incurred and include costs of salaries and benefits of engineering personnel, supplies, occupancy and prototype material suppliers. The Company provides reserves for inventory to reduce its carrying value to estimated net realizable value. Selling expenses include freight, packing material and other costs associated with the delivery of products to customers and both direct and indirect costs related to the Company's sales and marketing activities. General and administrative expenses encompass principally executive, administrative, legal and financial expenditures.


    The Company's effective income tax rate for 1996, 1997 and the first quarter of 1998 was 22%, 5% and 6%, respectively, reflecting the utilization of federal and state net operating loss ("NOL") carryforwards. In 1992, the Company established a valuation allowance for the NOL carryforwards based on management's uncertainty regarding future earnings. At December 31, 1997, the Company had NOL carryforwards of approximately $4.0 million for federal income tax purposes. See "Risk Factors-- Limitations on Utilization of Net Operating Loss Carryforwards."

RESULTS OF OPERATIONS

    The following table sets forth the approximate percentages of net sales of certain income and expense items of the Company for the last three fiscal years and for the quarters ended December 31, 1996 and 1997.

                                                                             THREE MONTHS ENDED
                                           FISCAL YEAR ENDED SEPTEMBER 30,      DECEMBER 31,
                                           -------------------------------  --------------------
                                             1995       1996       1997       1996       1997
                                           ---------  ---------  ---------  ---------  ---------
Net sales................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales............................       78.2       74.6       71.9       71.8       68.9
                                           ---------  ---------  ---------  ---------  ---------
Gross profit.............................       21.8       25.4       28.1       28.2       31.1
Operating expenses.......................       22.4       22.5       22.8       24.1       21.6
                                           ---------  ---------  ---------  ---------  ---------
Operating income (loss)..................       (0.6)       2.8        5.3        4.1        9.5
Other income.............................     --           (0.1)      (0.1)      (0.3)    --
Interest expense.........................        2.3        2.0        2.2        2.3        2.3
                                           ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes........       (2.9)       0.9        3.2        2.0        7.2
Income tax expense.......................        0.2        0.2        0.2        0.1        0.4
                                           ---------  ---------  ---------  ---------  ---------
Net income (loss)........................       (3.1)%       0.7%       3.0%       1.9%       6.8%
                                           ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------

FIRST QUARTER 1998 COMPARED WITH FIRST QUARTER 1997

    Net sales for the quarter ended December 31, 1997 increased $3.6 million, or 32%, to $14.9 million compared with $11.3 million in the similar year ago period. The sales growth was experienced worldwide as U.S. sales increased 24% to $9.0 million and international sales rose 45% to $5.9 million. The U.S. sales increase was principally the result of video systems supplied under a contract with the U.S. Postal Service entered into in July 1997 and sales from a new line of dome cameras introduced in February 1997. The increase in international sales was due to more systems sales and increased sales to a private label customer for distribution primarily in Europe. The backlog of unfilled orders was $8.7 million at December 31, 1997 compared with $4.4 million at December 31, 1996.

    Gross profit margins for the first quarter of 1998 increased to 31.1% compared with 28.2% in the year ago period. The margin improvement was primarily the result of a greater mix of more profitable products, lower procurement costs for certain video products and greater fixed cost absorption associated with the sales growth.

    Operating expenses for the first quarter of 1998 were $3.2 million or 21.6% of net sales compared with $2.7 million or 24.1% of net sales in the comparable period of 1997. The increase of $495,000 or 18% was principally the result of higher selling expenses associated with the revenue growth and profit related bonus accruals. As a percentage of sales, operating expenses were lower due to greater absorption of fixed operating costs.

    Operating income rose to $1.4 million in the first quarter of 1998 compared with $460,000 in the comparable period of 1997 as a result of increased sales, higher gross margins and greater absorption of fixed operating expenses.

    Interest expense increased $75,000 to $339,000, principally as a result of higher borrowing levels during the first quarter of 1998.

    Income tax expense was $65,000 for the first quarter of 1998 compared with $14,000 in the comparable period of 1997, with an effective tax rate of approximately 6% for both periods. In both periods, the Company utilized NOL carryforwards to offset federal and state taxable income. As of December 31, 1997, the remaining balance of the NOL was approximately $4.0 million for federal income tax purposes. The nominal tax provision primarily relates to foreign subsidiary income.

    As a result of the foregoing, net income increased to $1.0 million for the first quarter of 1998 compared with net income of $215,000 for the comparable period of 1997.

FISCAL 1997 COMPARED WITH FISCAL 1996

    Net sales for 1997 were $51.5 million, an increase of 19%, compared with $43.2 million in 1996. The increase was principally due to incremental sales worldwide of certain new products. The backlog of orders was $7.0 million at September 30, 1997 compared with $3.1 million at September 30, 1996.

    The gross profit margin in 1997 increased to 28.1% compared with 25.4% in 1996. The margin improvement was principally attributable to capacity gains from increased sales, higher margins on certain new products and lower costs for video products.

    Operating expenses increased $2.0 million to $11.7 million in 1997 compared with $9.7 million in 1996. The increase was the result of payroll and related costs as the Company added sales, technical support and engineering personnel to support increased sales and product development activities. The Company also incurred $225,000 of costs and expenses to relocate to a new principal operating facility.

    Interest expense in 1997 increased by $261,000 to $1.1 million as a result of increased bank borrowings to support higher levels of working capital.

    The increase in net income in 1997 of $1.3 million was due to higher sales and gross margins, offset in part by increased operating expenses.

FISCAL 1996 COMPARED WITH FISCAL 1995

    Net sales for 1996 were $43.2 million, a decrease of 1.5%, compared with $43.8 million in 1995. The sales decline was principally the result of the termination of low margin video product sales (cameras and VCRs) to a Far East distributor. Lower sales in Europe due to delays in new product introductions were offset by an increase in other export sales. Domestic revenue levels were essentially unchanged from 1995. The backlog of orders was $3.1 million at September 30, 1996 compared with $2.7 million at September 30, 1995.

    The gross profit margin was 25.4% in 1996, compared with 21.8% in 1995. The margin improvement was due principally to a beneficial sales mix of higher margin products, particularly new proprietary digital video products and control systems. The Company also shifted sourcing of a major portion of its video product line to lower cost suppliers outside of Japan. In addition, during 1996, the value of the U.S. Dollar increased against the Japanese Yen which increased margins for those remaining products sourced in Japan.

    Operating expenses totaled $9.7 million in 1996 compared with $9.8 million in 1995. Operating expenses, as a percent of sales, amounted to 22.5% and 22.4% in 1996 and 1995, respectively. The decline in expenses was due primarily to ongoing cost control measures.

    Interest expense declined $131,000 to $882,000 principally due to the lower cost of new bank borrowings.

    As a result of the foregoing, net income improved significantly to $300,000 from a net loss of $1.3 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of funds for conducting its business activities have been borrowings under its bank facilities, vendor financing and cash flow from operations.

    Net cash provided by operating activities was $956,000 for the first quarter of 1998 due primarily to the $1.0 million net profit reported for the period. The increase in accounts receivable due to higher sales activity was substantially offset by a reduction in inventories. Net cash used in investing activities was $108,000 in the first quarter of 1998 as a result of capital expenditures for office equipment. Net cash used in financing activities was $856,000, which included a $1.1 million reduction of borrowings under the Credit Agreement offset by increased Vicon U.K. borrowings. As a result of the foregoing, the net decrease in cash was $62,000 for the first quarter of 1998 after the nominal effects of exchange rate changes on the cash position of the Company.


    Net cash used in operating activities was $394,000 in fiscal 1997. Net income of $1.6 million, non-cash items and increases in accrued wages and expenses were more than offset by increases in inventories and accounts receivable of $1.9 million and $821,000, respectively, and a $728,000 decrease in accounts payable. Net cash used in investing activities was $925,000 in 1997, due to capital expenditures primarily incurred for leasehold improvements and furniture and fixtures related to the Company's recent relocation of its principal operating facility. Net cash provided by financing activities was $1.3 million in 1997 primarily from increased borrowings under the Credit Agreement. As a result of the foregoing, the net increase in cash was $82,000 in 1997.



    The Company requires liquidity and working capital primarily to fund increases in inventories and accounts receivable associated with sales growth and, to a lesser extent, for capital expenditures. The Company anticipates that in 1998 capital expenditures will be approximately $4.0 million, of which $3.3 million represents the January 1998 acquisition of its principal operating facility and $700,000 for product tooling and office equipment. The purchase of this facility was funded by mortgage loans of $2.9 million (the "Mortgage") and from internal cash flow.


    The Company maintains a bank overdraft facility of 600,000 Pounds Sterling (approximately $990,000) in the U.K. to support local working capital requirements of Vicon U.K. (the "Overdraft Facility"). At December 31, 1997, borrowings under this facility were approximately $471,000.

    The Credit Agreement permits the Company to borrow up to a maximum of $6.5 million, subject to availability under a borrowing base formula consisting of accounts receivable and inventories. The agreement expires on January 31, 1999. Borrowings under the Credit Agreement amounted to approximately $4.9 million at December 31, 1997. Concurrent with the closing of this Offering, the Company intends to repay the outstanding balance under the Credit Agreement. The Company is presently negotiating with its lender to amend the Credit Agreement to, among other things, extend the term, increase the borrowing limit and reduce the interest rate.


    The Company purchases certain products from CBC, whose interest-bearing accounts payable amounted to $6.4 million at December 31, 1997 and are due on demand. The Company historically has made accounts payable payments to CBC as cash availability permits. The Company expects to use $3.7 million of the net proceeds of this Offering to repay indebtedness to CBC and to refinance the balance of the interest-bearing debt of approximately $4.5 million. Such amount will be converted to a new five-year term loan which will amortize in equal semi-annual installments and which will bear interest at an annual rate equal to the higher of the base lending rate of the Sanwa Bank, Ltd. or the rate payable under the then existing credit agreement. Any residual amount of accounts payable to CBC will be due within agreed terms. See "Use of Proceeds."



    The Company believes that cash flow from operations, proceeds from the Offering, the Mortgage, and additional funds available under the Credit Agreement and the Overdraft Facility will be sufficient to meet its currently anticipated operating, capital expenditures and debt service requirements for at least the next 12 months. See "Risk Factors-- No Assurance of Continued Profitability; Fluctuating Operating Results; Substantial Indebtedness."

FOREIGN CURRENCY ACTIVITY

    The Company's foreign exchange exposure is principally limited to the relationship of the U.S. Dollar to the Japanese Yen and the British Pound Sterling.

    Japanese-sourced products, which are denominated in Japanese Yen, accounted for approximately 7% of product purchases in 1997. Although the U.S. Dollar strengthened against the Japanese Yen during 1997, in prior years the U.S. Dollar had weakened dramatically in relation to the Yen, resulting in increased costs for such products. When market conditions permit, cost increases due to currency fluctuations are passed on to customers through price increases. The Company also attempts to reduce the impact of an unfavorable exchange rate condition through cost reductions from its suppliers, lowering production cost through product redesign, and shifting product sourcing to suppliers transacting in more stable and favorable currencies. At the Company's request, CBC has entered into foreign exchange contracts on behalf of the Company to hedge the currency risk on Japanese-sourced product purchases.

    Sales by Vicon U.K. to customers in Europe are made in Pounds Sterling. In 1997, approximately $3.3 million of products were sold by the Company to Vicon U.K. for resale. The U.S. Dollar was stable against the Pound Sterling in 1997. In the years when the Pound weakened significantly against the U.S. Dollar, the cost of U.S.-sourced product sold by Vicon U.K. increased. When market conditions permitted, such cost increases were passed on to the customer through price increases. The Company attempts to control its currency exposure on intercompany sales through the purchase of forward exchange contracts.

    In general, the Company attempts to increase prices and seek lower costs from suppliers to mitigate exchange rate exposures. However, there can be no assurance that such steps will be effective in limiting foreign currency exposure. See "Risk Factors--Foreign Currency Risks."


QUARTERLY FINANCIAL INFORMATION



    The following table provides certain unaudited financial information for the Company for each quarter in fiscal 1996 and 1997 and the quarter ended December 31, 1997.



                                                                                      NET EARNINGS PER SHARE
                     QUARTER                           NET       GROSS       NET     ------------------------
                      ENDED                           SALES     PROFIT     INCOME       BASIC       DILUTED
                     -------                        ---------  ---------  ---------     -----     -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL 1998
December..........................................  $  14,874  $   4,629  $   1,009   $     .34    $     .31

FISCAL 1997
September.........................................  $  14,167  $   3,992  $     641   $     .23    $     .20
June..............................................     13,726      3,910        543         .19          .18
March.............................................     12,328      3,392        166         .06          .06
December..........................................     11,298      3,181        215         .08          .08
                                                    ---------  ---------  ---------         ---          ---
  Total...........................................  $  51,519  $  14,475  $   1,565   $     .56    $     .52
                                                    ---------  ---------  ---------         ---          ---
                                                    ---------  ---------  ---------         ---          ---
FISCAL 1996
September.........................................  $  10,921  $   2,768  $      32   $     .01    $     .01
June..............................................     10,902      2,735         41         .01          .01
March.............................................     10,856      2,748        125         .05          .05
December..........................................     10,512      2,706        102         .04          .04
                                                    ---------  ---------  ---------         ---          ---
  Total...........................................  $  43,191  $  10,957  $     300   $     .11    $     .11
                                                    ---------  ---------  ---------         ---          ---
                                                    ---------  ---------  ---------         ---          ---

INFLATION


    The impact of inflation on the Company's operations has lessened in recent years, as the rate of inflation has remained low. However, inflation continues to increase various costs to the Company. As operating expenses and production costs increase, the Company seeks to pass along price increases to its customers to the extent permitted by market conditions.


YEAR 2000


    The Company's software-based CCTV products have been tested for year 2000 problems and the Company believes that such products are year 2000 compatible. It is possible, however that certain computer systems or software products of the Company's customers or suppliers may experience year 2000 problems and that such problems could adversely affect the Company. The Company is in the process of inquiring as to the progress of its principal suppliers in identifying and addressing problems that their computer systems will face in correctly processing date information as the year 2000 approaches. However, there can be no assurance that the Company will identify the future date-handling problems of its suppliers or its customers in advance of their occurrence, or that such parties will be able to successfully remedy any problems that are discovered. With respect to its own systems, the Company intends to upgrade its principal operating computer software to the most recent available revision sold by its software supplier, which the supplier has represented to be year 2000 compliant. The Company believes that such upgrade will identify and solve those year 2000 problems that could affect its operating software and can be accomplished before the year 2000 at a reasonable cost. The failure to identify and solve all year 2000 problems affecting its business could have a material and adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Possible "Year 2000" Problems."


NEW ACCOUNTING STANDARD

    On March 3, 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "EARNINGS PER SHARE." This pronouncement provides for the calculation of Basic and Diluted earnings per share which is different from the prior standard. The Company adopted this new standard in the first quarter of 1998 and all prior earnings per share information reflected herein has been restated to give effect to this pronouncement.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

    In June 1997, the FASB issued two new disclosure standards. Management believes that the results of operations and financial position of the Company will be unaffected by implementation of these new standards.

    Statement of Financial Accounting Standards (SFAS) No. 130, REPORTING COMPREHENSIVE INCOME, establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

    SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which supersedes SFAS No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE, establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

    Both of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated.

                                    BUSINESS

INTRODUCTION


    The Company designs, manufactures, assembles and markets a wide range of CCTV systems and system components used for security, surveillance, safety and control purposes by a broad group of end users. A CCTV system is a private video system that can transmit and receive video, audio and data signals in accordance with the operational needs of the user. The Company's primary focus is the design of software-based engineered CCTV systems and components that it sells worldwide, primarily to installing dealers, system integrators, government entities and distributors. The Company's products are typically utilized for visual crime deterrence, for visual documentation, for observation of inaccessible or hazardous areas, to enhance safety, to obtain cost savings (such as lower insurance premiums), to manage control systems and to improve the efficiency and effectiveness of personnel. The Company's products are used in office buildings, manufacturing plants, apartment complexes, large retail stores, government facilities, transportation operations, prisons, casino gaming facilities, sports arenas, health care facilities and financial institutions. The Company's products have been used at various high profile locations worldwide, including: O'Hare International Airport, Chicago; Foxwoods Resort & Casino, Connecticut; Bank One Ballpark, Phoenix; Henry Ford Hospital, Detroit; Fort Bragg, North Carolina; City of Sao Paulo Traffic Control, Brazil; Xiamen International Airport, China and several locations of the U.S. Postal Service.



    In 1993, the Company commenced a strategic redirection of its business by shifting its product focus from hardware-oriented CCTV components to software-based CCTV systems solutions, some of which incorporate digital technology. As part of the strategic redirection, the Company also developed project design and management capabilities, upgraded its sales organization, built a customer service and technical support group, increased operating efficiency and reduced product costs by changing suppliers. As a result, the Company's financial performance has improved. Gross profit margins have increased from 25.4% in 1996 to 31.1% in the first quarter of 1998. Net sales grew 19.3% in 1997 to $51.5 million, while net income increased to $1.6 million from $300,000 in 1996.


INDUSTRY OVERVIEW

    The U.S. security industry consists of thousands of individuals and businesses (exclusive of public sector law enforcement) that provide products and services for the protection and monitoring of life, property and information. The security industry includes fire and burglary alarm systems, access control, CCTV, article surveillance, guard services and equipment, locks, safes, armored vehicles, security fencing, private investigations and others.

    The Company operates within the electronic protection segment of the security industry, which includes fire and burglary alarm systems, access control, CCTV and article surveillance. Domestic wholesale CCTV equipment sales within that segment, according to statistics compiled and published by the SIA in its 1997 SECURITY INDUSTRY MARKET OVERVIEW, were estimated at $840 million in 1997. Based in part upon published data for Europe, the Company believes the worldwide market was approximately $1.7 billion in 1997. In recent years, a trend of product development and demand within the CCTV industry has been toward the application of digital technology, specifically toward the compression, transmission, storage and display of digitized video signals.

    The Company believes that demand for CCTV products is influenced by (i) the acceptance of CCTV for crime deterrence; (ii) the perceived need for increased safety in response to publicized acts of crime; (iii) the use of CCTV as a cost effective alternative to security personnel; (iv) lower prices due to technological advancements and competition which increase affordability; and (v) the movement towards the integration of security systems, such as access control with CCTV.

    CCTV systems range from basic systems that consist of a single camera and monitor to very complex engineered systems employing 2,000 cameras or more. CCTV systems may either be manned or unmanned. In a manned system, an operator is able to command the system to position remote cameras to selected sites, thereby observing events as they occur. In an unmanned system, the system computer manages all the functions and operations in accordance with its programming. For example, an unmanned system can be designed to monitor objects continuously or automatically respond in a specified manner to changes in a video scene, such as move a camera to another target, activate alarms and begin recording, all without any operator involvement.

    The Company's product development, marketing and sales efforts are directed primarily at the users of more complex systems whose needs include security, surveillance, safety and control. These users include:

    - FEDERAL, STATE, AND LOCAL GOVERNMENT AGENCIES--post offices, municipal offices, prisons, military bases, airports and other mass transit systems;

    - COMMERCIAL AND INDUSTRIAL COMPANIES--office buildings, manufacturing plants, warehouses, apartment complexes, shopping malls and retail stores;

    - ENTERTAINMENT COMPANIES--casino gaming facilities, sports arenas and museums;

    - HEALTH CARE PROVIDERS--hospitals, particularly psychiatric wards and intensive care units; and

    - FINANCIAL INSTITUTIONS--banks, clearing houses, brokerage firms and depositories.

GROWTH STRATEGY

    The Company's objective is to be a leading provider of high-end engineered CCTV systems worldwide. The key elements of the Company's growth strategy are as follows:


    ACCELERATE NEW PRODUCT DEVELOPMENT AND ENHANCEMENT. The Company intends to accelerate its new product development and enhancement program. As a result of its research and development efforts, in the last two years, the Company has introduced, among other products, the AURORA digital video multiplexer and the SURVEYOR line of domed camera systems. See "--Products." In addition, the Company intends to continue to emphasize the improvement of the technological capabilities of its existing products and the development of new products which incorporate digital technology.



    EXPAND DOMESTIC SALES AND MARKETING ACTIVITIES. The Company intends to increase its domestic sales and marketing efforts by (i) expanding its domestic sales organization by hiring additional field sales engineers and in-house customer service and technical support personnel, (ii) increasing promotional activities to further develop brand name identity with dealers and end users and
(iii) emphasizing in-house dealer training. In addition, the award of an exclusive one-year renewable contract with the U.S. Postal Service in July 1997 is anticipated to increase the Company's exposure to additional dealers.



    INCREASE INTERNATIONAL SALES PRESENCE IN SELECT MARKETS. The Company intends to expand the market for its existing and new products by increasing its penetration of international markets. The Company believes Europe, China and Australia present opportunities for growth. In 1997, the Company's international sales were $18.7 million, or 36% of net sales, and $5.9 million, or 39% of net sales, in the first quarter of 1998. The Company believes that by opening additional independent or Company-operated sales offices and increasing its distribution channels outside the U.S., its ability to penetrate these markets would be enhanced. The Company helped to establish an independent sales company in China in July 1997 to further its marketing initiatives in Asia, and in February 1998 acquired a 30% ownership interest in such company.



    PROMOTE SUPERIOR CUSTOMER AND TECHNICAL SUPPORT SERVICES. The Company believes its commitment to service and technical support of CCTV systems enables it to build strong relationships with its dealers and end users. The Company offers training on its proprietary systems, technical classes, installation assistance, field support and project design and management capabilities to installing dealers.

    PURSUE STRATEGIC INITIATIVES. The Company intends to selectively pursue strategic alliances and investment and acquisition opportunities as they arise. Strategic initiatives may include the opening of independent or Company-operated sales offices or other similar arrangements with third parties to broaden the Company's sales presence on a worldwide basis.


PRODUCTS


    The Company offers engineered CCTV systems and system components that can be configured to meet the operational needs of each end user. The Company's products are capable of being integrated with other security systems, including fire and burglary alarm systems and access control. The capability and versatility of a system can be increased by incorporating sophisticated control and digital video products. A typical engineered system would include cameras, remote camera positioning equipment, video switchers, controls, recording equipment and monitors. The Company's proprietary products include all significant system components with the exception of VCRs, monitors, cameras and lenses. The Company's products range in price from $10 for a single camera mounting bracket to hundreds of thousands of dollars (depending upon configuration) for a large digital control and video switching system.



    The basic components of an engineered CCTV system of the Company are shown in the following diagram:



          [Schematic diagram of a typical Company--engineered system]

    Remote camera positioning devices, including the Company's VISTAR and SURVEYOR products, allow the system operator to move and control multiple remote cameras. The NOVA series of microprocessor-based controls, or central processing unit (the "CPU"), is the heart of the system. Commands are received by the CPU from an operator keyboard and are converted into various actions, such as moving cameras, responding to alarms or routing video signals. The MATRIX 66, a video switcher, permits video signals from many cameras to be routed to any one of the system's video monitors and VCRs. The DIGITEK digital motion detector identifies movement by comparing real time video signals to a stored reference scene. Once motion is detected, DIGITEK can automatically activate alarms and recording equipment. The AURORA digital video multiplexer allows recording and individual playback of up to 16 cameras on a single VCR, while providing such capabilities as motion detection, digital scene magnification and multi-screen display. The INTELLIGENT KEYBOARD is used by the operator to send real time commands to the CPU or to program the SURVEYOR. By adding the Company's PROTECH software, the system can be operated by a PC and integrated with other security systems.


CONTROL PRODUCTS

    Control products are the technological brains of any sophisticated CCTV system. Control products consist of microprocessor-based and hardwired controls, video switchers, digital video multiplexers and digital video motion detectors, all of which activate system components. For example, control products (i) route video signals to display units or recording equipment, (ii) process alarm signals in accordance with system design, (iii) transmit command signals to operate remote camera positioning units and related accessories, and (iv) perform multiple signal processing functions, such as time and date generation and video loss detection. Sales of control products in 1997 were approximately $17.7 million, or 34%, of net sales, and in the first quarter of 1998 were approximately $4.6 million, or 31% of net sales.

    MICROPROCESSORS. The principal function of a microprocessor is to manage system functions. Microprocessors transmit command signals to remote camera positioning units and associated accessories such as camera housings and lenses. Microprocessors function either at operator command or unattended in accordance with system programming. The Company's NOVA family of microprocessor-based controls include its Powermate, Powerpac and Powermax products, which were introduced during 1995 and 1996. The Company's microprocessors are enhanced by its proprietary PROTECH software, which was initially introduced in 1995. This software allows operators to control NOVA systems via a personal computer and interact with graphical displays of surveillance sites and systems components. In addition, PROTECH facilitates integration with other operating systems.

    VIDEO SWITCHERS. Video switchers permit video signals from cameras to be routed to system monitors and VCRs. Sophisticated matrix switchers have the advantage of routing any video input to any output device to create greater flexibility. The Company offers the MATRIX 44 and MATRIX 66 line of matrix switchers, which detect video loss and route system cameras to system monitors at operator command or in accordance with the programming of the system. MATRIX 44 was introduced in 1993 and MATRIX 66 in 1996.

    DIGITAL VIDEO MULTIPLEXERS. Digital video multiplexers encode for identification the video signals from multiple camera inputs for recording to a single video tape. During playback, the multiplexer ensures that only images from the selected cameras are displayed. The Company's multiplexers can accept input from up to 16 cameras. The Company's AURORA line of digital video multiplexers, among other things, digitizes video signals for multi-screen display on a single monitor and encodes and decodes video signals for efficient video recording and playback. AURORA was introduced in February 1996.

    DIGITAL VIDEO MOTION DETECTORS. Digital video motion detectors enable a CCTV system to be programmed to activate an alarm and begin recording based upon changes in real time video signals compared with a reference scene. DIGITEK, introduced in 1995, allows thousands of sensing points in a single video frame to be programmed for alarm if a set of user-determined parameters is violated.


    Other control products include hardwired controls, character generators for source identification and equipment for transmitting, receiving, distributing and amplifying video, audio and data signals.

MECHANICAL PRODUCTS

    Mechanical products position and protect cameras. They consist of remote camera positioning units, which include pan-and-tilts and domed camera systems, environmental camera enclosures, mounting equipment and both fixed focal length and zoom lenses. Sales of mechanical products in 1997 were approximately $20.6 million, or 40% of net sales, and in the first quarter of 1998, were approximately $6.4 million, or 43% of net sales.

    DOMED CAMERA SYSTEMS. A dome is a camera enclosure shaped like a sphere. Typically, the dome includes a pan-and-tilt mechanism as described below. Some domes include fast, compact pan-and-tilt mechanisms which can move cameras very rapidly--pan speeds of up to 360 degrees per second and tilt speeds of up to 120 degrees per second. The Company's SURVEYOR line of dome systems, introduced in 1997, are frequently used in casino gaming facilities, retail stores and airports, where discreet surveillance is desired.


    PAN-AND-TILTS. Pan-and-tilts are motorized robotic devices which support a CCTV camera and allow it to be pointed at targets by remote control. Typically, a pan-and-tilt device can move a camera at a rate of up to six degrees per second. The Company is scheduled to begin delivering its new VISTAR pan-and-tilt line to customers in June 1998. The VISTAR line is designed for rugged indoor or outdoor use.


VIDEO PRODUCTS


    Video products generate, display and record video and audio signals. These products consist of stand-alone standard or high resolution black-and-white or color electronic cameras, digital or analog format recording equipment for video and audio signals and standard or high resolution black-and-white or color display monitors. Video products are supplied to the Company by others on a private label basis. Sales of video products in 1997 were approximately $11.4 million, or 22% of net sales, and in the first quarter of 1998, were approximately $3.2 million, or 21% of net sales.


OTHER PRODUCTS

    Sales in 1997 of special order items, replacement parts, design and project management fees and miscellaneous products were approximately $1.8 million, or 4% of net sales, and in the first quarter of 1998, were approximately $700,000, or 5% of net sales.

WARRANTY

    The Company's systems and system components are covered by a comprehensive two-year warranty for both parts and labor. The warranty period begins when the end user begins beneficial use of the system. Notwithstanding this extended warranty period, to date, the Company's annual warranty cost has not been material.

MARKETING AND SALES

    The Company's marketing strategy is to emphasize engineered CCTV systems solutions which incorporate system design, project management and technical training and support. The Company markets its products through industry trade shows worldwide, product brochures and catalogues, direct mailings to existing and prospective customers, product videos, in-house training seminars for customers and end users, road shows which preview new systems and system components, and advertising through trade and end user magazines and the Company's internet web site. The Company also maintains showrooms at its principal operating facility in Long Island and at its European sales office in England for customers to use and train on the Company's systems.



    The Company's products are sold principally to approximately 2,000 independent dealers, system integrators and distributors. Sales are made principally by field sales engineers, independent sales representatives and customer service representatives. The Company's sales effort is supported by in-house customer service and technical support groups which provide product information, application engineering, system design, project management and hardware and software technical support. The Company believes its commitment to service and technical support enables it to build strong relationships with its customers. The Company's principal sales offices are located in Long Island, New York, Atlanta, Georgia, and Fareham, England. The following table sets forth the Company's recent U.S. and international sales:

                                                                                               THREE MONTHS ENDED
                                                                YEAR ENDED SEPTEMBER 30,          DECEMBER 31,
                                                             -------------------------------  --------------------
                                                               1995       1996       1997       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)

                                                                                (IN THOUSANDS)
U.S. sales.................................................  $  26,133  $  26,937  $  32,858  $   7,258  $   9,008
International sales........................................     17,714     16,254     18,661      4,040      5,866
                                                             ---------  ---------  ---------  ---------  ---------
Net sales..................................................  $  43,847  $  43,191  $  51,519  $  11,298  $  14,874
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------


    The Company's products have been used at various high profile locations worldwide, including: O'Hare International Airport, Chicago; Foxwoods Resort & Casino, Connecticut; Bank One Ballpark, Phoenix; Henry Ford Hospital, Detroit; Fort Bragg, North Carolina; City of Sao Paulo Traffic Control, Brazil; Xiamen International Airport, China and several locations of the U.S. Postal Service. In addition, the Company has received an order for certain products for a major installation in the MGM Grand Hotel and Casino in Las Vegas.


U.S. SALES


    Sales in the U.S. are made by 11 in-house customer service representatives, 18 in-house field sales engineers and seven independent sales representative companies. The Company sells or markets its CCTV systems and system components domestically on a non-exclusive basis to the following:


    - Installing dealers and system integrators;

    - Engineers, consultants and architects;

    - Government entities; and

    - Independent distributors.

    Installing dealers are companies which sell, design and install CCTV systems. Dealers also train operators and provide after-market service and support to end users. System integrators link different types of electronic systems, such as access control with CCTV, to enable such systems to interact and be managed from a centralized control point. Installing dealers and system integrators, in turn, market the Company's products to commercial and industrial end users, including office buildings, manufacturing plants, warehouses, apartment complexes, shopping malls and retail stores. The majority of domestic sales are through installing dealers and system integrators.

    Engineers, consultants and architects are professionals who are involved in projects that use CCTV systems. These firms or individuals do not purchase products from the Company, but specify the Company's products to end users.

    Government entities include the United States Government and its agencies. Typical government customers include the Federal Bureau of Prisons, Federal Aviation Administration and the United States Border Patrol. In July 1997, the Company was awarded a one-year contract to supply certain types of video surveillance systems to the U.S. Postal Service. The contract, which does not obligate the U.S. Postal Service to purchase any systems, makes the Company the sole source supplier for certain video surveillance systems. The U.S. Postal Service has the option to renew the contract for two additional one-year periods.

    Independent distributors are organizations that typically resell manufacturers' products to installing dealers.

INTERNATIONAL SALES


    The Company sells its products in Europe through Vicon U.K. and elsewhere outside the U.S. by direct export. Sales are made to installing dealers or independent distributors which outside of Europe typically assume the responsibility for warranty repair as well as sales and marketing costs to promote the Company's product line. The Company has territorial exclusivity agreements with customers in China and Japan but uses a wide range of installation companies and distributors in other international markets. The Company also sells to one private label reseller, CBC, which markets certain of the Company's products in Europe and Russia, under the label "VISION STATION." CBC is an affiliate and competitor of the Company. See "Certain Transactions." The Company's international sales are conducted by 10 field sales engineers and nine in-house customer service representatives.


    For most international sales, the Company generally purchases credit insurance or requires a letter of credit or cash in advance of shipment. Some international customers, who have a long standing relationship with the Company, buy on an open account basis, subject to a satisfactory credit review. See "Risk Factors--Risks Associated with International Sales."


    The Company's principal foreign markets are Europe and the Pacific Rim which together accounted for approximately 82% of international sales in 1997. Since December 1997, the Company has experienced a decrease in demand for its products in certain Asian countries, due principally to the deterioration of local economies. There can be no assurance that the decrease will not adversely impact the Company's overall sales growth rate for the balance of 1998 and beyond. In Australia, China, Japan, Norway and South Korea, the Company permits independent sales representatives to use the Company's name for marketing purposes. These arrangements are not covered by formal agreements and can be terminated at the option of the Company under certain conditions. In February 1998, the Company acquired a 30% ownership interest in an independent sales company in China, which opened in July 1997.


MANUFACTURING AND PURCHASING

    The Company's strategy is to manufacture its products wherever the best combination of reliability, cost, quality and timely delivery can be found. The Company implements this strategy predominantly through a combination of manufacturing and assembly operations. These operations include the CSE manufacturing plant; independent labor subcontractors; independent contract manufacturers and in-house personnel. There are no formal contracts with any of the Company's production vendors and, except for the fulfillment of any outstanding orders, the Company or the vendors may terminate the relationship at any time.


    CSE is a joint venture owned equally by the Company and Chun Shin Industries, Inc., a South Korean company controlled by Mr. Chu S. Chun. CSE currently produces products that in 1997 represented 22% or $7.0 million of the Company's purchases of components and finished products. CSE employs approximately 60 people at its approximately 12,000 square foot manufacturing facility. CSE's capacity is now fully utilized, but can be expanded as the need arises. The Company has no capital commitment obligations to CSE. The Company has held preliminary discussions concerning the possible acquisition by the Company of CSI. No agreement has been reached in this regard. See "Risk Factors--Risks Associated with Future

Strategic Initiatives," "Risk Factors--Dependence on Manufacturers and Suppliers" and "Certain Transactions."


    Independent Long Island-based labor subcontractors assemble the Company's products in accordance with the Company's instructions, quality standards and test procedures. All materials are supplied to the subcontractors by the Company. Independent labor subcontractors assemble certain mechanical, electro-mechanical and electronic products for the Company.

    Independent U.S.-based contract manufacturers also assemble the Company's products. However, unlike independent labor subcontractors, contract manufacturers also purchase the materials required for production. Independent contract manufacturers are monitored by the Company as to quality and production performance. Independent contract manufacturers produce certain mechanical and electro-mechanical products for the Company.

    The Company's in-house personnel perform assembly, system configuration, testing and inspection of CCTV systems and system components at the Company's principal operating facility in Long Island. It has in-house personnel who assemble a limited number of electro-mechanical products, configure all CPU-based systems and test all key products.


    The Company purchases CCTV lenses and certain cameras, monitors and VCRs from various suppliers. The most significant supplier of such products to the Company is CBC, a Japanese trading company which is a major shareholder of the Company. See "Risk Factors--Dependence on Manufacturers and Suppliers." The Company has been conducting business with CBC continuously for 18 years. See "Certain Transactions." In 1997, the Company purchased approximately $7.1 million of products from CBC, or 23% of the Company's total purchases of components and finished products. The Company has no obligation to purchase any of the foregoing products from CBC. Most of the products purchased from CBC are resold under the VICON brand name.


INVENTORY


    The Company carries substantial inventory levels for a number of reasons. First, since the Company utilizes installing dealers as its primary sales channel, it must maintain significant levels of inventory as dealers usually do not carry significant inventory. See "--Marketing and Sales". Second, as part of its manufacturing strategy, the Company has shifted from using contract manufacturers to using labor subcontractors. Consequently, the Company must carry materials and work-in-progress inventories for its labor subcontractors. Third, the Company holds a minimum level of safety stock of finished goods at both its Long Island and U.K. facilities to respond to unanticipated customer orders. Finally, the Company's inventory levels are affected by the ordinary course time delays of four to nine months between purchasing, production and shipping of products. See "Risk Factors--Risks Associated with Inventory Management."


RESEARCH AND DEVELOPMENT


    The Company's research and development ("R&D") strategy is to develop new and improved CCTV systems and system components. In recent years, a trend of product development and demand within the CCTV industry has been toward the application of digital technology, specifically toward the compression, storage and display of digitized video signals. As the demands of the Company's target market segment requires the Company to keep pace with changes in technology, the Company intends to focus its R&D effort in these developing areas. R&D projects are chosen and prioritized based on direct customer feedback, the Company's analysis as to the needs of the marketplace and technological advances and marketing research. Through its R&D efforts, the Company developed and introduced its AURORA, NOVA, MATRIX and SURVEYOR lines of products, among others. See "Risk Factors--Risks Associated with Product Design and Development" and "-- Products."

    The Company employs a total of 23 engineers in the following areas: seven in software development, eight in mechanical design, and eight in electrical and circuit design. R&D expenditures have averaged approximately 4% of net sales for each of the past three years.

COMPETITION

    The Company operates in a highly competitive marketplace both domestically and internationally. The Company competes by providing engineered systems and system components that incorporate broad capability together with high levels of customer service and technical support. Generally, the Company does not compete based on price alone.


    The Company's principal engineered CCTV systems competitors include the following companies or their affiliates: Checkpoint Systems, Inc., Matsushita (Panasonic), Pelco Sales Company, Philips Communications and Security Systems, Inc. (Burle Industries, Inc.), Sensormatic Electronics Corporation, and Ultrak, Inc. Many additional companies, both domestic and international, produce products that compete against one or more of the Company's product lines. In addition, some consumer video electronic companies or their affiliates, including Matsushita (Panasonic), Mitsubishi Electric Corporation, Sanyo Electric Co., Ltd. and Sony Corporation, compete with the Company for the sale of video products and systems. CBC also competes with the Company in various markets, principally in the sale of video products. Most of the Company's competitors are larger companies whose financial resources and scope of operations are substantially greater than the Company's. See "Risk Factors--Competition."


INTELLECTUAL PROPERTY


    Many of the Company's products employ proprietary software that is protected by U.S. copyright. The Company believes that its proprietary software is unique and is a principal element in the differentiation of the Company's products from those of its competitors. The Company also has certain trademarks and owns a limited number of design and utility patents expiring at various times. The Company has no technology licenses or franchises with respect to any of its products or business dealings. The Company does not deem its lack of patents, licenses or franchises to be of substantial significance or to have a material effect on its business. CBC has agreed to use its best efforts to ensure that the Company's intellectual property rights in respect of the Company's products acquired by CBC and then resold by it are not misappropriated, copied or used in any manner other than their intended purpose without the written consent of the Company. Similarly, the Company has agreed to use its best efforts to ensure that CBC's intellectual property rights in respect of CBC's products acquired by the Company and then integrated into the Company's products are not misappropriated, copied or used in any manner other than their intended purpose without the consent of CBC. See "Risk Factors--Protection, Defense and Use of Intellectual Property; Possible Infringement."


BACKLOG

    The backlog of orders was approximately $8.7 million as of December 31, 1997 compared with $4.4 million as of December 31, 1996. The Company does not generally accept orders unless the scheduled delivery date is within six months. While all backlog orders have scheduled delivery dates, most orders are cancelable without penalty at the option of the customer.

REGULATION

    Many of the Company's products are subject to regulations of the FCC and the CE pertaining to the emission of electronic signals and require compliance with standards of the FCC and the CE before such products may be marketed. Additionally, commercial acceptance of the Company's CCTV systems and system components may be dependent upon the listing of such items with UL to certify product safety or certification to ISO 9001 quality systems. The delay or absence of compliance testing, safety listing, or quality certification could have a material adverse effect on the Company's operations. Further, countries could impose tariffs or adopt other restrictions on foreign trade or other regulations which could adversely affect the Company's operations internationally. The Company may become subject to additional regulations, domestically and internationally, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future, or that the cost of regulatory compliance will not be material. See "Risk Factors--Regulation."

PROPERTY


    The Company owns and operates a 56,000 square-foot facility located on approximately five acres at 89 Arkay Drive, Hauppauge, N.Y. to which it relocated its principal offices in April 1997. The Company purchased the property in January 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


    The Company also operates, under short-term leases, an 8,500 square-foot warehouse in Hauppauge, N.Y., and a 3,500 square-foot sales office in Atlanta, Georgia. In addition, the Company owns and operates a 14,000 square-foot sales, service and warehouse facility in southern England which services the U.K. and Europe.

    The Company believes that its facilities are adequate to meet its needs for the current year. Due to recent growth in operations, the Company may need to expand its principal operating facility or obtain adequate alternative space to meet growing capacity demands. See "Risk Factors--Risks Associated With Management of Growth."

EMPLOYEES

    At December 31, 1997, the Company employed 191 full-time employees in the following areas: five in senior management, 43 in administration, 81 in sales, 29 in engineering, and 33 in production. There are no collective bargaining agreements with any of the Company's employees and the Company considers its relations with its employees to be good.

LEGAL PROCEEDINGS

    The Company is involved in various legal proceedings occurring in the ordinary course of business, none of which are believed by management to be material.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors, executive officers and officers of the Company are set forth below.


NAME                                         AGE                                   POSITION
---------------------------------------      ---      ------------------------------------------------------------------
Donald N. Horn.........................          69   Chairman of the Board
Kenneth M. Darby.......................          52   President, Chief Executive Officer and Director
Arthur D. Roche........................          59   Executive Vice President, Chief Financial Officer, Secretary,
                                                      Member of the Office of the President and Director
John L. Eckman.........................          48   Vice President, U.S. Sales
Peter A. Horn..........................          42   Vice President, Compliance and Quality Assurance
Yacov A. Pshtissky.....................          46   Vice President, Technology and Development
Peter F. Barry.........................          69   Director
Milton F. Gidge........................          68   Director
Michael D. Katz........................          59   Director
Peter F. Neumann.......................          63   Director
W. Gregory Robertson...................          54   Director
Kazuyoshi Sudo.........................          55   Director
Arthur V. Wallace......................          72   Director
Chu S. Chun............................          63   Director-nominee*


------------------------

* Mr. Chu S. Chun is not currently a director but has been nominated by the Board of Directors as a director for the election to be held at the Annual Meeting of Shareholders scheduled for April 23, 1998.

    The business experience, principal occupations and employment, as well as period of service, of each of the directors, executive officers and certain other key employees of the Company during at least the last five years are set forth below.

    DONALD N. HORN, CHAIRMAN OF THE BOARD. Mr. Horn was the founder of the Company in 1967 and has served as its Chairman of the Board since that time. He also served as Chief Executive Officer from 1967 until April 1992 and as President until September 1991. Mr. Horn's current term on the Board ends in April 1999.


    KENNETH M. DARBY, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Darby has served as Chief Executive Officer since April 1992 and as President since October 1991. He has served as a director since 1987. Mr. Darby also served as Chief Operating Officer and as Executive Vice President, Vice President, Finance and Treasurer of the Company. He joined the Company in 1978 as Controller after more than nine years at Peat Marwick Mitchell & Co., a public accounting firm. Mr. Darby's current term on the Board ends in April 2000.


    ARTHUR D. ROCHE, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER, SECRETARY, MEMBER OF THE OFFICE OF THE PRESIDENT AND DIRECTOR. Mr. Roche has been Executive Vice President and co-participant in the Office of the President of the Company since August 1993. For the six months earlier, Mr. Roche provided consulting services to the Company. In October 1991, Mr. Roche retired as a partner of Arthur Andersen & Co., an international accounting firm which he joined in 1960. Mr. Roche has served as a director since 1992. His current term on the Board ends in April 1999.

    JOHN L. ECKMAN, VICE PRESIDENT, U.S. SALES. Mr. Eckman has been Vice President, U.S. Sales of the Company since July 1996. He joined the Company in August 1995 as Eastern Regional Manager. Prior to joining the Company, he was Director of Field Operations for Cardkey Systems, Inc., an access control security products manufacturer, with which he was employed for 12 years.

    PETER A. HORN, VICE PRESIDENT, COMPLIANCE AND QUALITY ASSURANCE. Mr. Horn has been Vice President, Compliance and Quality Assurance of the Company since 1995. He joined the Company in January 1974 and has been employed in various technical capacities. From 1994 to 1995, Mr. Horn served as Vice President, Product Management. From September 1993 to 1994, he was Vice President, Marketing. From May 1990 through August 1993, Mr. Horn served as Vice President, New Products and Technical Support Services. Prior to that time, Mr. Horn was Vice President, Engineering.

    YACOV A. PSHTISSKY, VICE PRESIDENT, TECHNOLOGY AND DEVELOPMENT. Mr. Pshtissky has been Vice President, Technology and Development since May 1990. Mr. Pshtissky was Director of Electrical Product Development from March 1988 through April 1990. Prior to that time he was an Electrical Design Engineer.

    PETER F. BARRY, DIRECTOR. Mr. Barry has been a director of the Company since 1984. From August 1988 to March 1991, he served as Senior Vice President of the Washington, D.C. operations of Grumman Corp, an aerospace manufacturer. Prior to such time, he served as President of Hartman Systems, Inc., a manufacturer of electronic controls and display devices for military applications. Mr. Barry currently acts as a consultant to private industry on government relations. His current term on the Board ends in April 1999.

    MILTON F. GIDGE, DIRECTOR. Mr. Gidge has been a director of the Company since 1987. He is a retired director and executive officer of Lincoln Savings Bank for which he served from 1976 to 1994 as Chairman, Credit Policy. He has also been a director since 1980 of Interboro Mutual Indemnity Insurance Co., a general insurance mutual company, and a director of Intervest Bancshares Corporation of New York, a mortgage banking holding company, and another affiliated company of Intervest since 1988. Mr. Gidge's current term on the Board ends in April 1998.


    MICHAEL D. KATZ, DIRECTOR. Dr. Katz has been a director of the Company since 1993. Dr. Katz is a physician practicing in New York. Since 1970, he has been the President of Katz, Rosenthal, Ganz, Snyder M.D. P.C. Dr. Katz's current term on the Board ends in April 1998 and he has informed the Company that he will not stand for reelection on the Board after the expiration of his current term.


    PETER F. NEUMANN, DIRECTOR. Mr. Neumann has been a director of the Company since 1987. He is the retired President of Flynn-Neumann Agency, Inc., an insurance brokerage firm. Since 1978, Mr. Neumann has served as a director of Reliance Federal Savings Bank. Mr. Neumann's current term on the Board ends in April 2000.

    W. GREGORY ROBERTSON, DIRECTOR. Mr. Robertson has been a director of the Company since 1991. He is President of TM Capital Corporation, a financial services company which he founded in 1989. From 1985 to 1989, he was employed by Thomas McKinnon Securities, Inc. as head of investment banking and public finance. Mr. Robertson's current term on the Board ends in April 1998.

    KAZUYOSHI SUDO, DIRECTOR. Mr. Sudo has been a director of the Company since 1987. Mr. Sudo is Chief Executive Officer of Chugai Boyeki (America) Corp., a distributor of electronic, chemical and optical products. From 1981 to 1996, he was Treasurer of such company. He has also been a director of Chugai Boyeki Company, Ltd. since 1997. Mr. Sudo's current term on the Board ends in April 2000.

    ARTHUR V. WALLACE, DIRECTOR. Mr. Wallace has been a director of the Company since 1974. From 1979 to September 1990, he was Executive Vice President of the Company. Mr. Wallace's current term on the Board ends in April 1998, and he has informed the Company that he will not stand for reelection on the Board after the expiration of his current term.

    CHU S. CHUN, DIRECTOR-NOMINEE. Mr. Chun has been the President of CSI, Chairman of the Board and Chief Executive Officer of International Industries, Inc. ("I.I.I.") and President of CSE since at least 1988. See "Certain Transactions."

    Except for the relationship between Peter A. Horn, an officer of the Company, and Donald N. Horn, Chairman of the Board, there are no family relationships between any director, executive officer, officer or person nominated or chosen by the Company to become a director or officer. Peter A. Horn is the son of Donald N. Horn.


COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT


    Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company during 1997, no person who, at any time during 1997, was a director, officer or beneficial owner of more than 10% of any class of equity securities of the Company registered pursuant to Section 12 of the Exchange Act failed to file on a timely basis reports required by Section 16 (a) of the Exchange Act during 1997.


MEETINGS OF THE BOARD AND COMMITTEES OF THE BOARD

    The Board of Directors has a number of standing committees including the Executive Committee, the Compensation Committee and Audit Committee.

    The Executive Committee consists of Messrs. Horn, Gidge, Darby and Roche, of whom Messrs. Gidge and Horn are non-employee directors. The committee meets in special situations when the full Board cannot be convened. The committee also recommends candidates to the Board as nominees for election at the annual meeting of shareholders. Nominees are selected on the basis of recognized achievements and their ability to bring skills and experience to the deliberations of the Board. The committee did not meet during the past fiscal year.

    The Compensation Committee, whose present members are Messrs. Neumann, Robertson and Wallace, held one meeting during the last fiscal year. The function of the Compensation Committee is to establish and approve the appropriate compensation for the President (including salary and incentive bonus), recommend the award of stock options, and review the recommendations of the President with respect to the compensation (including salary and incentive bonuses) of all other officers.

    The Audit Committee consists of Messrs. Gidge, Barry and Sudo, each of whom is a non-employee director. The Audit Committee reviews the internal financial controls of the Company and the objectivity of its financial reporting. The committee meets with appropriate financial personnel from the Company and independent certified public accountants in connection with their audits. The committee recommends to the Board the appointment of independent certified public accountants to serve as the Company's auditors, subject to ratification by the shareholders. The independent certified public accountants have complete and free access to the committee at any time. The committee met once during the last fiscal year.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to the Company during 1997, 1996 and 1995 by the Chief Executive Officer and the Company's most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 during any such year.

                           SUMMARY COMPENSATION TABLE

                                                                                        OTHER ANNUAL
                                                                                        COMPENSATION        ALL
                                                                                           OPTIONS         OTHER
                                                                              SALARY       (NO. OF     COMPENSATION
NAME AND PRINCIPAL POSITION                                        YEAR        ($)         SHARES)          ($)
---------------------------------------------------------------  ---------  ----------  -------------  -------------
Kenneth M. Darby, Chief Executive Officer......................       1997  $  225,000       58,000     $  87,017(1)
                                                                      1996     195,000       95,000        34,750(2)
                                                                      1995     195,000       --             3,000(3)

Arthur D. Roche, Executive Vice President......................       1997     170,000       35,000        45,240(4)
                                                                      1996     150,000       25,000        15,875(5)
                                                                      1995     150,000       --             --
No listed officer received other non-cash compensation
  amounting to more than 10% of salary.

------------------------

(1) Represents life insurance policy payment of $3,000 and cash bonus of $84,017. The cash bonus equaled 4.55% of the sum of consolidated pre-tax income and provision for officers' bonuses, which bonus formula was adopted for years 1997 and 1998 by the Board of Directors upon the recommendation of its Compensation Committee.

(2) Represents life insurance policy premium payment of $3,000 and bonus in the form of 16,933 shares of Common Stock issued from treasury.

(3) Represents life insurance policy payment.

(4) Represents cash bonus. The cash bonus equaled 2.45% of the sum of consolidated pre-tax income and provision for officers' bonuses, which bonus formula was adopted for years 1997 and 1998 by the Board of Directors upon the recommendation of its Compensation Committee.

(5) Represents bonus in the form of 8,467 shares of Common Stock issued from treasury.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                              POTENTIAL REALIZABLE
                                                                       INDIVIDUAL GRANTS                        VALUE AT ASSUMED
                                                    --------------------------------------------------------    ANNUAL RATES OF
                                                                    % OF TOTAL                                       STOCK
                                                      NO. OF          OPTIONS                                        PRICE
                                                      SHARES          GRANTED        EXERCISE                   APPRECIATION FOR
                                                    UNDERLYING     TO EMPLOYEES        PRICE                      OPTION TERM
                                                      OPTIONS           IN           PER SHARE   EXPIRATION   --------------------
NAME                                                  GRANTED       FISCAL YEAR         ($)         DATE         5%         10%
--------------------------------------------------  -----------  -----------------  -----------  -----------  ---------  ---------
Kenneth M. Darby..................................      38,000              16%      $  2.5000        10/01   $  26,200  $  58,000
                                                        20,000               8          3.0625         4/02      16,900     37,400

Arthur D. Roche...................................      25,000              10          2.5000        10/01      17,300     38,200
                                                        10,000               4          3.0625         4/02       8,500     18,700

    Options granted in 1997 were issued under the Company's 1996 Incentive Stock Option Plan. The options granted above are exercisable as follows: up to 30% of the shares at the grant date, an additional 30% of the shares on the first anniversary of the grant date, and the balance of the shares on the second anniversary of the grant date, except that no option is exercisable after the expiration of five years from the date of grant.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                                                         AT SEPTEMBER 30, 1997
                                                                                      ----------------------------
                                                                                        NUMBER OF
                                                             NUMBER OF                 SECURITIES      VALUE OF
                                                              SHARES        VALUE      UNDERLYING    UNEXERCISABLE
                                                             ACQUIRED     REALIZED    UNEXERCISABLE  IN-THE-MONEY
NAME                                                        ON EXERCISE      (1)       OPTIONS(2)     OPTIONS(3)
----------------------------------------------------------  -----------  -----------  -------------  -------------
Kenneth M. Darby..........................................     153,432    $ 698,621        78,600     $   484,775
Arthur D. Roche...........................................      75,500      343,750        34,500         206,875

------------------------

(1) Calculated based on the difference between the closing quoted market price ($6.50) per share at the date of exercise and the exercise price.

(2) No options were exercisable by the above named officers at September 30, 1997.

(3) Calculated based on the closing quoted market price ($8.375).


NON-QUALIFIED STOCK OPTION PLANS FOR OUTSIDE DIRECTORS



    The Company has two Non-Qualified Stock Option Plans for Outside Directors, the 1994 Non-Qualified Stock Option Plan for Outside Directors and the 1996 Non-Qualified Stock Option Plan for Outside Directors (collectively the "Non-Qualified Plans"). Each of the Non-Qualified Plans provides for the granting (without payment by optionees) of non-qualified options for an aggregate of 50,000 shares of Common Stock to outside directors. The Compensation Committee of the Company, comprised of independent directors ("Independent Directors"), determines the Independent Directors to whom options are granted and the number of shares to be granted. All awards by the Compensation Committee are subject to the approval of the Board of Directors.



    The exercise price per share of each option is equal to its fair market value on the date the option is granted. Options become exercisable after one year following the date of grant. All options granted under the Non-Qualified Plans expire upon the earlier of five years following the date of grant or three months following the date the optionee ceases to be a director. Upon retirement or death, all options previously granted become exercisable within one year. There are no shares currently available for grant under the Non-Qualified Plans.


INCENTIVE STOCK OPTION PLANS

    The Company has three Incentive Stock Option Plans, the 1986 Incentive Stock Option Plan, the 1994 Incentive Stock Option Plan and the 1996 Incentive Stock Option Plan (collectively, the "Incentive Plans"). Options granted under the Incentive Plans qualify for special tax treatment under the Internal Revenue Code. The purpose of the Incentive Plans is to provide additional incentives to officers, directors and key employees of the Company who make important contributions to the Company's operations and who will contribute to the Company's growth and success. Officers, directors and other full time employees of the Company and its subsidiaries are eligible to receive (without any payment by them) options to purchase an aggregate of 150,000, 200,000 and 200,000 shares, respectively, of Common Stock under each of the Incentive Plans. The Compensation Committee of the Company, comprised of Independent Directors, selects the officers, directors and employees to whom options are to be granted and the number of shares to be granted. All awards by the Compensation Committee are subject to the approval of the Board of Directors.

    Options granted under the Incentive Plans may be exercised within five years from the date of grant. The exercise price for shares to be acquired may not be less than 100% of their fair market value on the date the option is granted or, in the case of any optionee who owns more than 10% of the outstanding Common Stock, not less than 110% of their fair market value on the date the option is granted. Further, (i) during the first year that an option is outstanding, it may be exercised in respect of up to 30% of the shares covered by such option; (ii) during the second year, it may be exercised in respect of an additional 30% of the shares covered thereby; and (iii) during the third, fourth and fifth year, the option may be exercised as to all remaining shares covered thereby. In addition, the fair market value of the Common Stock with respect to which options are exercisable by any optionee in any given calendar year may not exceed $100,000, such value being determined at the time the options are granted, plus certain carryover amounts. No option granted under the Incentive Plans will be exercisable after the date on which the optionee ceases to perform services for the Company except that, in the event of death, options may be exercised for up to one year thereafter, and upon retirement, for up to three months after the date an optionee ceases to perform services.


    The exercise price payable for Common Stock purchased under the Incentive Plans may be paid in cash, through the surrender of previously held shares of Common Stock valued at the fair market value on the date of exercise, or a combination of cash and Common Stock. An aggregate of 46,935 additional options may be issued under the Incentive Plans.


EMPLOYMENT AGREEMENTS


    Mr. Darby and Mr. Roche have each entered into employment agreements with the Company that provide for annual salaries of $225,000 and $170,000, respectively, through 2002 and 1999, respectively. Each of these agreements provides for payment in an amount up to three times their average annual compensation for the previous five years if there is a change in control of the Company without Board of Director approval (as defined in the agreements). In addition, Messrs. Darby and Roche are eligible to receive cash bonuses based on performance of the Company. In 1997, they received a cash bonus equal to 4.55% and 2.45%, respectively, of the sum of consolidated pre-tax income and provision for officers' bonuses, which bonus formula was adopted for years 1997 and 1998 by the Board of Directors upon the recommendation of its Compensation Committee. Mr. Darby's agreement also provides for a deferred compensation benefit of 45,952 shares of Common Stock held by the Company in treasury. Such benefit vests upon his retirement, or earlier under certain conditions. The market value of such benefit approximated $345,000 at the date of grant.


    Donald N. Horn and Arthur V. Wallace (current directors of the Company) each have deferred compensation agreements with the Company which provide that upon reaching retirement age total payments of $917,000 and $631,000, respectively, will be made in monthly installments over a 10-year period. The full deferred compensation payment is subject to such individuals' adherence to certain noncompete covenants. Mr. Wallace, who retired in September 1990, began receiving payments under the agreement in October 1990 and Mr. Horn began receiving payments under the agreement in January 1994.

DIRECTORS' COMPENSATION

    Directors, except the Chairman of the Board and employee directors, were each compensated at the rate of $600 per Board meeting and $300 per committee meeting attended in person while the Chairman of the Board was compensated at the rate of $1,000 per Board meeting and $300 per committee meeting attended in person through December 31, 1996. Since January 1, 1997, the directors and the Chairman of the Board have been compensated at annual rates of $6,000 and $10,000, respectively, while committee fees have been $500 per meeting attended in person. Employee directors are not compensated for Board or committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors consists of Messrs. Neumann, Robertson and Wallace. Mr. Wallace retired in 1990 as Executive Vice President. Neither of Messrs. Neumann or Robertson has ever been an officer of the Company. See the section entitled "Certain Transactions" included elsewhere herein for a discussion of certain other relationships maintained by Mr. Neumann with the Company.

BOARD COMPENSATION COMMITTEE REPORT

    The Compensation Committee's compensation policies applicable to the Company's executive officers for 1997 were to pay a competitive market price for the services of such officers, taking into account the overall performance and financial capabilities of the Company and the officer's individual level of performance.

    Mr. Darby makes recommendations to the Compensation Committee as to the base salary and incentive compensation of all executive officers other than himself. The Committee reviews these recommendations with Mr. Darby and, after such review, determines compensation. In the case of Mr. Darby, the Compensation Committee makes its determination after direct negotiation with him. For each executive officer, the committee's determinations are based on its conclusions concerning each officer's performance and comparable compensation levels in the CCTV industry and the Long Island area for similarly situated officers at comparable companies. The overall level of performance of the Company is taken into account but is not specifically related to the base salary of these executive officers. Also, the Company has established an incentive compensation plan for all of the executive officers, which provides a specified bonus to each officer upon the Company's achievement of certain annual profitability targets.

    The Compensation Committee grants options to executive officers to link compensation to the performance of the Company. Options are exercisable in the future at the fair market value at the time of grant, so that an officer granted an option is rewarded by the increase in the price of the Company's stock. The committee grants options to executive officers based on significant contributions of such officer to the performance of the Company. In addition, in determining Mr. Darby's salary for service as Chief Executive Officer, the committee considered the responsibility assumed by him in formulating and implementing a management and operating restructuring plan.

                       PRINCIPAL AND SELLING SHAREHOLDERS


    The following table sets forth, as of the date of this Prospectus, and as adjusted to reflect the sale of 1,575,000 shares of Common Stock offered by the Company and the Selling Shareholders hereby, information regarding the beneficial ownership of Common Stock by (i) Selling Shareholders and each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors, executive officers and officers of the Company as a group. The information set forth below includes 201,700 shares of Common Stock issuable under presently exercisable options granted to directors, executive officers and officers of the Company pursuant to the Stock Option Plans. The information set forth in the table does not include (a) 52,000 shares of Common Stock issuable under the Company's stock option plans (the "Stock Option Plans") under options that are not currently exercisable or (b) 157,500 shares of Common Stock issuable upon the exercise of the Underwriters' Warrants granted in connection with this Offering. See "Underwriting." Donald N. Horn, Michael D. Katz and Arthur V. Wallace will sell 56,305, 250,000 and 18,695 shares of Common Stock, respectively, in this Offering. See "Certain Transactions."



                                                                   BENEFICIAL OWNERSHIP                            BENEFICIAL
                                                                       PRIOR TO THE                                 OWNERSHIP
                                                                        OFFERING(2)                            AFTER THE OFFERING
                                                                   ---------------------                       -------------------
                                                                                               NUMBER OF
                                                                                           SHARES TO BE SOLD
NAME AND ADDRESS(1)                                                SHARES    PERCENTAGE    IN THIS OFFERING    SHARES   PERCENTAGE
-----------------------------------------------------------------  -------  ------------   -----------------   -------  ----------
Chugai Boyeki Company, Ltd. and affiliates.......................  548,715     16.4%            --             548,715     11.9%
Chu S. Chun......................................................  204,507(3)     6.1           --             204,507      4.5
Michael D. Katz..................................................  264,825(4)     7.9           250,000         14,825        *
Kenneth M. Darby.................................................  237,837(5)     7.1           --             237,837      5.2
Arthur D. Roche..................................................  139,967(6)     4.2           --             139,967      3.0
Donald N. Horn...................................................  108,128(7)     3.2            56,305         51,823      1.1
Arthur V. Wallace................................................   25,820(8)       *            18,695          7,125        *
Kazuyoshi Sudo...................................................   21,125(7)       *           --              21,125        *
Milton F. Gidge..................................................   17,125(9)       *           --              17,125        *
Peter F. Neumann.................................................   15,125(7)       *           --              15,125        *
Peter F. Barry...................................................   12,725(7)       *           --              12,725        *
W. Gregory Robertson.............................................   12,125(7)       *           --              12,125        *
All executive officers, officers and directors as a group (13
  individuals)...................................................  945,752(10)    28.3%         325,000        620,752     13.5%


------------------------
*   Less than 1%.

(1) The address of Chugai Boyeki Company, Ltd. is 2-15-13 Tsukishima, Chuo-ku, Tokyo, Japan 104. The address of Chu S. Chun is c/o I.I.I. Companies, Inc., 915 Hartford Turnpike, Shrewsbury, Massachusetts 01545. The address of each of the other beneficial owners identified is c/o Vicon Industries, Inc., 89 Arkay Drive, Hauppauge, N.Y. 11788.

(2) Unless otherwise indicated, the Company believes that all persons named in the table have sole investment and voting power over the shares of capital stock owned.

(3) Mr. Chun has voting and dispositive power over 204,507 shares but disclaims beneficial ownership as to all but 48,400 shares. 100,707 shares are owned by the International Industries, Inc. Profit Sharing Plan and 55,400 shares are owned by immediate family members.


(4) Includes currently exercisable options to purchase 12,125 shares and 252,700 shares owned jointly by Mr. Katz and his wife.



(5) Includes currently exercisable options to purchase 6,000 shares.



(6) Includes currently exercisable options to purchase 10,500 shares and 124,467 shares owned jointly by Mr. Roche and his wife.



(7) Includes currently exercisable options to purchase 12,125 shares.



(8) Includes currently exercisable options to purchase 7,125 shares.



(9) Includes currently exercisable options to purchase 15,125 shares.



(10) Includes currently exercisable options to purchase 201,700 shares.

                              CERTAIN TRANSACTIONS


    CBC beneficially owns 16.4% of the Common Stock of the Company. The business relationship between the Company and CBC has continued for 18 years, during which period CBC has served as (i) a lender, (ii) a product supplier and sourcing agent, and (iii) a private label reseller of the Company's products. Historically, CBC has provided a significant amount of funding to the Company in the form of extended accounts payable related to product purchases. In 1997, the Company incurred approximately $383,000 in interest expense on amounts it owed to CBC in respect of extended accounts payable. CBC also acts as the Company's sourcing agent for the purchase of certain video products. In 1997, the Company purchased approximately $7.1 million of video products from or through CBC, which includes approximately $286,000 in commissions on purchases of such products. Additionally, the Company sells finished products to CBC under CBC's private label for resale in Europe and Russia. Sales to CBC were $2.7 million in 1997. CBC also has the exclusive right to sell Vicon brand products in Japan. In addition, CBC competes with the Company in various markets, principally in the sale of video products and systems. CBC has agreed to use its best efforts to ensure that the Company's intellectual property rights in respect of the Company's products acquired by CBC and then resold by it are not misappropriated, copied or used in any manner other than their intended purpose without the written consent of the Company. Similarly, the Company has agreed to use its best efforts to ensure that CBC's intellectual property rights in respect of CBC's products acquired by the Company and then integrated into the Company's products are not misappropriated, copied or used in any manner other than their intended purpose without the consent of CBC. See "Risk Factors--Dependence on Manufacturers and Suppliers" and "Business--Marketing and Sales." In April 1997, the Company repaid $236,000 of mortgage loan indebtedness of Vicon U.K. to CBC with the proceeds of a new 10-year bank term loan. See "Statement of Cash Flow in Consolidated Financial Statements." Although management believes that the CBC relationship has been beneficial to the Company on an overall basis, the terms provided to the Company by CBC for the foregoing may be less favorable than those the Company may be able to obtain from unaffiliated third parties. Kazuyoshi Sudo, a director of the Company and of CBC, is Chief Executive Officer of Chugai Boyeki (America) Corp., a U.S. subsidiary of CBC. See "Risk Factors--Proceeds to Benefit Principal Shareholders; Potential Conflicts of Interest."



    Mr. Chu S. Chun, who beneficially owns 6.1% of the Common Stock of the Company, also owns CSI, a 50% partner with the Company in CSE. Mr. Chun is the President of CSE and has operating control of CSE. In 1997, CSE sold approximately $7.0 million of products to the Company through I.I.I., a U.S.-based company controlled by Mr. Chun. I.I.I. arranges the importation of, and provides short-term financing on, all the Company's product purchases from CSE which in 1997, included approximately $137,000 in connection with such services. CSE also sold approximately $1.7 million of products to CSI, which resells the Company's products in South Korea. In addition, I.I.I. purchased approximately $1.1 million of products directly from the Company during 1997 for resale to CSI. Although the Company believes its relationships with CSE, CSI and I.I.I. have been beneficial to the Company on an overall basis, the terms provided to the Company by I.I.I. for import financing may be less favorable than those the Company may be able to obtain from unaffiliated third parties. In addition, the Company does not anticipate receiving any material financial benefit as a result of the depreciation of the Korean Won versus the U.S. Dollar. See "Risk Factors--Dependence on Manufacturers and Suppliers" and "--Proceeds to Benefit Principal Shareholders; Potential Conflicts of Interest."



    In March 1998, the Company and Mr. Chun held preliminary discussions concerning the possible acquisition by the Company of CSI. CSI and the Company each own 50% of CSE, a joint venture manufacturing operation in South Korea. In addition, CSI owns and operates a sales company that sells various security products, including the Company's products, principally within the South Korean market. No terms of such an acquisition were agreed upon, but the Company intends to continue the discussions with Mr. Chun. There can be no assurance that the Company and Mr. Chun will agree upon the terms of such an acquisition or that such an acquisition will be consummated. Further, if such an acquisition is consummated, there can be no assurance as to the effect upon the future financial condition or operations of the Company. See "Risk Factors--Risks Associated with Future Strategic Initiatives."


    Peter F. Neumann, a director of the Company, is a former principal in the insurance brokerage firm of Bradley & Parker, Inc., which is the agent for certain of the Company's commercial insurance. The premium paid for such insurance amounted to approximately $61,000 in 1997.

                          DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of the Company consists of 10,000,000 authorized shares of Common Stock, $.01 par value per share, 3,061,658 shares of which were outstanding as of March 27, 1998.


    Subject to the rights of the holders of any then outstanding preferred stock (none are authorized as of the date of this Prospectus), each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution of the Company, each holder of Common Stock will be entitled to share pro rata in any distribution of the Company's assets after the payment of all debts and other liabilities, subject to the rights of the holders of then outstanding preferred stock, if any. Each holder of Common Stock is entitled to one vote per share owned of record on the applicable record date on all matters presented to a vote of the holders of Common Stock, including the election of directors. Holders of Common Stock have no cumulative voting rights and, therefore, the holders of a majority of the shares voting for the election of a class of directors can elect all the directors of such class and in such event the holders of the remaining shares will not be able to elect any of such directors. The holders of Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and nonassessable.

ANTI-TAKEOVER EFFECTS OF THE COMPANY'S GOVERNING DOCUMENTS

    Certain provisions of the Company's Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a third party from acquiring control of the Company by means of a tender offer, a proxy contest for a majority of the Board of Directors or otherwise, including such an action as might result in payment of a premium over the market price for shares held by shareholders. These provisions (i) classify the Company's Board of Directors into three classes, each of which serves for a different three-year period, (ii) provide that only the Board of Directors and the Chairman of the Board may call special meetings of the shareholders, (iii) provide that directors of the Company may be removed without cause only by the affirmative vote of the holders of at least 80% of the votes entitled to be cast by all then outstanding shares of Common Stock, (iv) require an 80% shareholder vote to amend or repeal the provisions described in item (i) and (iii) above, and (v) do not provide for cumulative voting. See "Risk Factors--Control by Certain Shareholders; Impediments to Change of Control."

INDEMNIFICATION

    Article 7 of the New York Business Corporation Law provides for the indemnification of directors and officers subject to certain limitations. Among other provisions, the statute provides that to be entitled to indemnification under the statutory provisions, a person who is sued or threatened to be sued by reason of being a director or officer of a New York corporation must affirmatively establish that he acted in good faith for a purpose which he reasonably believed to be in the best interests of the corporation. The statute requires court approval to provide indemnification in a derivative action under certain circumstances. Additionally, the indemnification to which directors, officers and other persons serving the corporation are entitled excludes amounts payable in a derivative action where the director, officer or other person is adjudged to be liable to the corporation.

    The By-laws of the Company provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the Securities and Exchange Commission and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is Harris Trust Company, New York, N. Y.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Immediately after completion of the Offering, the Company will have 4,311,658 shares of Common Stock outstanding, of which approximately 3,139,384 will be freely tradable without restriction, except for those shares, if any, acquired in the Offering by "affiliates" of the Company as that term is defined in the Securities Act of 1933, as amended. Subject to the nine (9) month lock-up arrangements described below, holders of the remaining 1,172,274 shares of Common Stock will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the applicable restrictions of Rule 144. The Company's officers, directors and certain other shareholders, who collectively own 1,172,274 shares of Common Stock and hold options to acquire an additional 253,700 shares of Common Stock exercisable at various dates through 2002, have agreed with the Underwriters not to offer, sell, pledge, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, for a period of nine (9) months after the date of this Prospectus without the prior written consent of Fahnestock.



    After the expiration of the nine (9) month lock-up period, 1,146,874 shares of Common Stock held by affiliates of the Company will become tradable, subject to the restrictions of Rule 144 (other than the holding period restriction, which has been satisfied). The 25,400 shares issued to Kenneth M. Darby, the Company's President and Chief Executive Officer, and Arthur D. Roche, its Executive Vice President, Chief Financial Officer and Secretary, as compensation in January 1997 will become tradable under Rule 144 in January 1999. The 253,700 shares of Common Stock reserved for issuance under various stock option plans will be freely tradeable upon issuance.


    In addition to the foregoing shares, 45,952 shares of Common Stock are held in treasury and deliverable as deferred compensation to Mr. Darby upon his retirement or earlier under certain conditions, which shares are restricted securities that, when issued, can be sold pursuant to the restrictions of Rule 144 (see "Management--Executive Compensation."). Also, 157,500 shares of Common Stock have been reserved for issuance upon exercise of the Underwriters' Warrants (see "Underwriting"). Such warrants are exercisable for Common Stock at
an exercise price of $      per share commencing one year from the date of this
Prospectus. In addition, the Company may issue shares of Common Stock in connection with future business acquisitions and resales of such shares by the recipients. Such shares, if registered, could be sold in the public market.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner, except an affiliate) is entitled to sell in "broker's transactions" or to market makers within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 43,000 shares immediately after this Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner, except an affiliate), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Affiliates of the Company remain subject to all of the restrictions contained in Rule 144, even after the expiration of a two-year holding period.

    No predictions can be made as to the effect, if any, that market sales of the shares described above or the availability of such shares for sale will have on the market price for shares of Common Stock prevailing from time to time. Sales of substantial amounts of shares of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

                                  UNDERWRITING


    The underwriters named below (the "Underwriters") have each severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase, and the Company and the Selling Shareholders have agreed to sell to the Underwriters, the number of shares of Common Stock indicated below opposite the name of such underwriter at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus.


NAME OF UNDERWRITER                                                                              NUMBER OF SHARES
-----------------------------------------------------------------------------------------------  -----------------
Fahnestock & Co. Inc...........................................................................
Southeast Research Partners, Inc...............................................................
                                                                                                 -----------------
      TOTAL....................................................................................       1,575,000
                                                                                                 -----------------
                                                                                                 -----------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions and that the Underwriters are committed to purchase all of the shares (other than those covered by the over-allotment) if any are purchased. The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Underwriters have advised the Company that they propose to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not to exceed $         per share. The Underwriters may allow, and such dealers
may reallow, a concession of not more than $         to certain other dealers.
After the public offering, the offering price, the concession to certain dealers and other selling terms may be changed by the Underwriters. The Underwriters have agreed not to confirm sales of Common Stock offered hereby to any account over which they exercise discretionary authority without the prior written approval of the customer.


    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to a maximum of 236,250 additional shares of Common Stock solely to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase approximately the same proportion of additional Shares as the number of shares to be purchased by it shown in the foregoing table bears to the total number of shares of Common Stock initially offered hereby.


    The Company's officers, directors and holders of 5% or more of the Company's outstanding Common Stock as of the date of this Prospectus have agreed not to sell, other than the over-allotment shares, if any, and shares to be sold in the Offering by the Selling Shareholders, for a period of nine (9) months from the date of this Prospectus, without the prior written consent of Fahnestock. The lock-up period in respect of all officers and directors of the Company commenced on December 15, 1997.


    The Company and Fahnestock will enter into an investment banking agreement which, among other things, will grant Fahnestock a right of first refusal for a period of eighteen (18) months after the closing date for any public offerings or private equity financings of the Company or any of its present or future subsidiaries. In addition, Fahnestock shall have the right to attend Board of Director meetings and to receive the same information as directors for one year. The Company has also agreed to pay Fahnestock a non-accountable expense allowance of $100,000, $40,000 of which has been paid to date.


    In connection with this Offering, the Company has agreed to grant to the Underwriters warrants to purchase up to 157,500 shares of Common Stock (the "Underwriters' Warrants"). The Underwriters' Warrants, which warrants (and the underlying shares of Common Stock) are being registered pursuant to the Registration Statement filed with respect to the Common Stock offered hereby, shall be exercisable at any time during a period of four (4) years commencing one year after their issuance and provide for an exercise price equaling one hundred twenty percent (120%) of the public offering price set forth herein. The Underwriters' Warrants are non-transferrable during the term, except to officers or partners of the Underwriters, and grant to the holder thereof certain registration rights for the securities issuable upon the exercise thereof.



    In connection with this Offering, the Underwriters and certain selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for and purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 236,250 shares of Common Stock, by exercising the over-allotment option referred to above. In addition, the Underwriters may impose "penalty bids" under contractual arrangements with certain dealers participating in the Offering whereby the Underwriters may reclaim from such dealers for the account of the Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.


                                 LEGAL MATTERS

    Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Schoeman, Marsh & Updike, LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Whitman Breed Abbott & Morgan LLP, New York, New York. Richard Crystal, a member of Whitman Breed Abbott & Morgan LLP, is a director of Fahnestock Viner Holdings Inc., the parent company of Fahnestock.

                                    EXPERTS

    The consolidated financial statements as of September 30, 1997 and 1996 and for each of the years in the three-year period ended September 30, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

                             VICON INDUSTRIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Report of Independent Certified Public Accountants.........................................................        F-2

Consolidated Balance Sheets at September 30, 1996 and 1997 and December 31, 1997 (unaudited)...............        F-3

Consolidated Statements of Operations, fiscal years ended September 30, 1995, 1996 and 1997 and three
  months ended December 31, 1996 and 1997 (unaudited)......................................................        F-4

Consolidated Statements of Shareholders' Equity, fiscal years ended September 30, 1995, 1996 and 1997 and
  three months ended December 31, 1997 (unaudited).........................................................        F-5

Consolidated Statements of Cash Flows, fiscal years ended September 30, 1995, 1996, and 1997 and the three
  months ended December 31, 1996 and 1997 (unaudited)......................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Vicon Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Vicon Industries, Inc. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vicon Industries, Inc. and subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Jericho, New York
November 12, 1997

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                            SEPTEMBER 30,       DECEMBER 31,
                                                                                        ----------------------  ------------
ASSETS                                                                                     1996        1997         1997
--------------------------------------------------------------------------------------  ----------  ----------  ------------
                                                                                                                (UNAUDITED)
Current Assets:
  Cash................................................................................  $  205,876  $  287,580   $  225,276
  Accounts receivable (less allowance of $396,000, $493,000 and $603,000 at September
    30, 1996 and 1997, and December 31, 1997, respectively)...........................   8,706,839   9,578,297   10,152,090
  Inventories:
    Parts, components, and materials..................................................   2,175,408   3,399,133    3,356,001
    Work-in-process...................................................................   1,391,552   2,046,174    1,904,228
    Finished products.................................................................  11,135,798  11,188,217   10,919,277
                                                                                        ----------  ----------  ------------
                                                                                        14,702,758  16,633,524   16,179,506
  Prepaid expenses....................................................................     529,631     307,580      392,154
                                                                                        ----------  ----------  ------------
      Total current assets............................................................  24,145,104  26,806,981   26,949,026
Property, plant and equipment:
  Land................................................................................     290,448     299,698      305,248
  Building and improvements...........................................................   1,507,630   1,653,503    1,677,056
  Machinery, equipment, and vehicles..................................................  11,842,120   6,409,729    6,525,922
                                                                                        ----------  ----------  ------------
                                                                                        13,640,198   8,362,930    8,508,226
  Less accumulated depreciation and amortization......................................  10,606,013   4,870,717    5,048,244
                                                                                        ----------  ----------  ------------
                                                                                         3,034,185   3,492,213    3,459,982
Other assets..........................................................................     905,327     900,417      870,481
                                                                                        ----------  ----------  ------------
                                                                                        $28,084,616 $31,199,611  $31,279,489
                                                                                        ----------  ----------  ------------
                                                                                        ----------  ----------  ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------

Current Liabilities:
  Borrowings under revolving credit agreement.........................................  $  959,583  $  169,006   $  471,490
  Current maturities of long-term debt................................................     203,719     515,092      501,169
  Accounts payable:
    Related party.....................................................................   7,457,482   7,146,985    6,902,119
    Other.............................................................................   1,811,730   1,407,917    1,785,825
  Accrued wages and expenses..........................................................   1,229,087   2,111,670    1,852,334
  Income taxes payable................................................................      87,205     105,188      152,343
  Deferred gain on sale and leaseback.................................................     332,100      --           --
                                                                                        ----------  ----------  ------------
      Total current liabilities.......................................................  12,080,906  11,455,858   11,665,280
Long-term debt:
  Related party.......................................................................   2,262,005   1,440,000    1,440,000
  Banks and other.....................................................................   4,166,881   6,904,368    5,776,092
Deferred gain on sale and leaseback...................................................     101,893      --           --
Other long-term liabilities...........................................................     504,776     485,402      466,746

Commitments and contingencies--Note 11

Shareholders' equity
  Common Stock, par value $.01 per share
    Authorized--10,000,000 shares
    Issued 2,802,728 shares at September 30, 1996 and 3,047,060 shares at September
     30, 1997 and December 31, 1997...................................................      28,027      30,470       30,470
  Capital in excess of par value......................................................   9,423,089   9,868,063    9,868,063
  Retained earnings (deficit).........................................................    (283,611)  1,280,907    2,289,880
                                                                                        ----------  ----------  ------------
                                                                                         9,167,505  11,179,440   12,188,413
  Less treasury stock at cost, 25,400 shares at September 30, 1996 and 45,952 shares
    at September 30, 1997 and December 31, 1997.......................................     (82,901)   (298,686)    (298,686)
  Foreign currency translation adjustment.............................................    (116,449)     33,229       41,644
                                                                                        ----------  ----------  ------------
      Total shareholders' equity......................................................   8,968,155  10,913,983   11,931,371
                                                                                        ----------  ----------  ------------
                                                                                        $28,084,616 $31,199,611  $31,279,489
                                                                                        ----------  ----------  ------------
                                                                                        ----------  ----------  ------------

          See accompanying notes to consolidated financial statements.

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         THREE MONTHS ENDED
                                                YEARS ENDED SEPTEMBER 30,                   DECEMBER 31,
                                       -------------------------------------------  ----------------------------
                                           1995           1996           1997           1996           1997
                                       -------------  -------------  -------------  -------------  -------------

                                                                                            (UNAUDITED)
Net sales............................  $  43,846,571  $  43,191,446  $  51,518,940  $  11,297,775  $  14,874,200
Cost of sales........................     34,300,638     32,234,192     37,043,750      8,116,967     10,245,525
                                       -------------  -------------  -------------  -------------  -------------
  Gross profit.......................      9,545,933     10,957,254     14,475,190      3,180,808      4,628,675

Operating expenses:
    General and administrative
      expense........................      3,366,662      2,931,333      3,542,400        817,046      1,022,952
    Selling expense..................      6,433,483      6,800,361      7,957,340      1,904,149      2,192,954
    Relocation expense...............       --             --              225,129       --             --
                                       -------------  -------------  -------------  -------------  -------------
                                           9,800,145      9,731,694     11,724,869      2,721,195      3,215,906
                                       -------------  -------------  -------------  -------------  -------------
  Operating income (loss)............       (254,212)     1,225,560      2,750,321        459,613      1,412,769

Other income.........................           (550)       (41,908)       (39,896)       (33,623)      --
Interest expense.....................      1,013,383        882,290      1,143,699        263,948        338,796
                                       -------------  -------------  -------------  -------------  -------------
    Income (loss) before income
      taxes..........................     (1,267,045)       385,178      1,646,518        229,288      1,073,973
Income tax expense...................         80,000         85,000         82,000         14,000         65,000
                                       -------------  -------------  -------------  -------------  -------------
    Net income (loss)................  $  (1,347,045) $     300,178  $   1,564,518  $     215,288  $   1,008,973
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
Earnings (loss) per share:
    Basic............................  $        (.49) $         .11  $         .56  $         .08  $         .34
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
    Diluted..........................  $        (.49) $         .11  $         .52  $         .08  $         .31
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                      FOREIGN       TOTAL
                                                                 CAPITAL IN   RETAINED               CURRENCY      SHARE-
                                                      COMMON     EXCESS OF    EARNINGS   TREASURY   TRANSLATION   HOLDERS'
                                          SHARES       STOCK     PAR VALUE   (DEFICIT)     STOCK    ADJUSTMENT     EQUITY
                                         ---------  -----------  ----------  ----------  ---------  -----------  -----------
Balance September 30, 1994.............  2,788,228   $  27,882   $9,396,890  $  763,256  $ (82,901)  $ (62,595)  $10,042,532
Foreign currency translation
  adjustment...........................     --          --           --          --         --         (62,461)      (62,461)
Net loss...............................     --          --           --      (1,347,045)    --          --        (1,347,045)
                                         ---------  -----------  ----------  ----------  ---------  -----------  -----------
Balance September 30, 1995.............  2,788,228   $  27,882   $9,396,890  $ (583,789) $ (82,901)  $(125,056)  $ 8,633,026

Foreign currency translation
  adjustment...........................     --          --           --          --         --           8,607         8,607
Exercise of stock options..............     14,500         145       26,199      --         --          --            26,344
Net income.............................     --          --           --         300,178     --          --           300,178
                                         ---------  -----------  ----------  ----------  ---------  -----------  -----------
Balance September 30, 1996.............  2,802,728   $  28,027   $9,423,089  $ (283,611) $ (82,901)  $(116,449)  $ 8,968,155

Foreign currency translation
  adjustment...........................     --          --           --          --         --         149,678       149,678
Stock bonus awarded from treasury......     --          --          (28,926)     --         82,901      --            53,975
Exercise of stock options..............    244,332       2,443      473,900      --       (298,686)     --           177,657
Net income.............................     --          --           --       1,564,518     --          --         1,564,518
                                         ---------  -----------  ----------  ----------  ---------  -----------  -----------
Balance September 30, 1997.............  3,047,060   $  30,470   $9,868,063  $1,280,907  $(298,686)  $  33,229   $10,913,983

Foreign currency translation adjustment
  (unaudited)..........................     --          --           --          --         --           8,415         8,415
Net income (unaudited).................     --          --           --       1,008,973     --          --         1,008,973
                                         ---------  -----------  ----------  ----------  ---------  -----------  -----------
Balance December 31, 1997 (unaudited)..  3,047,060   $  30,470   $9,868,063  $2,289,880  $(298,686)  $  41,644   $11,931,371
                                         ---------  -----------  ----------  ----------  ---------  -----------  -----------
                                         ---------  -----------  ----------  ----------  ---------  -----------  -----------

          See accompanying notes to consolidated financial statements.

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  THREE MONTHS ENDED
                                                 YEARS ENDED SEPTEMBER 30,           DECEMBER 31,
                                            -----------------------------------  ---------------------
                                               1995         1996        1997       1996        1997
                                            -----------  ----------  ----------  ---------  ----------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................  $(1,347,045) $  300,178  $1,564,518  $ 215,288  $1,008,973
  Adjustments to reconcile net income
    (loss) to net cash (used in) provided
    by operating activities:
    Depreciation and amortization.........      704,900     699,211     783,859    183,127     166,752
    Amortization of deferred gain on sale
      and leaseback.......................     (332,100)   (332,100)   (433,993)  (343,210)     --
    Stock bonus award.....................      --           --          53,975     --          --
    Foreign exchange gain.................         (550)    (41,908)    (39,896)   (33,623)     --
    Change in assets and liabilities:
      Accounts receivable.................    1,417,089    (122,162)   (820,556)   (27,179)   (548,035)
      Inventories.........................    1,358,533  (2,593,382) (1,880,543)  (819,790)    487,928
      Prepaid expenses....................       13,513    (218,762)    230,371    (57,163)    (83,995)
      Other assets........................      (30,000)     67,780       4,910    (13,728)     29,936
      Accounts payable....................      708,591   1,045,453    (727,574)  (107,485)    129,235
      Accrued wages and expenses..........      409,285    (460,350)    875,673    217,849    (262,876)
      Income taxes payable................       48,077       7,517      14,762     13,844      46,419
      Other liabilities...................      (63,878)    (45,833)    (19,374)   (15,136)    (18,656)
                                            -----------  ----------  ----------  ---------  ----------
        Net cash provided by (used in)
          operating activities............    2,886,415  (1,694,358)   (393,868)  (787,206)    955,681
                                            -----------  ----------  ----------  ---------  ----------
Cash flows from investing activities:
  Capital expenditures, net of minor
    disposals.............................     (608,808)   (482,111)   (925,024)  (102,286)   (107,865)
                                            -----------  ----------  ----------  ---------  ----------
        Net cash used in investing
          activities......................     (608,808)   (482,111)   (925,024)  (102,286)   (107,865)
                                            -----------  ----------  ----------  ---------  ----------
Cash flows from financing activities:
  Net borrowings under U.S. credit and
    security agreement....................      --        4,142,898   1,860,518    767,426  (1,107,861)
  Repayments of U.S. revolving credit
    agreement.............................   (1,700,000) (2,800,000)     --         --          --
  Proceeds from exercise of stock
    options...............................      --           26,344     177,657     --          --
  (Decrease) increase in borrowings under
    U.K. revolving credit agreement.......      (29,511)     57,251    (831,275)   302,509     301,169
  Borrowings under U.K. term loan.........      --           --         810,000     --          --
  Repayment of U.K. mortgage..............     (145,280)   (140,846)   (353,112)  (139,080)     --
  Repayment of term loan..................      --           --        (200,000)    --          --
  Repayments of other debt................      (92,443)    (79,779)   (127,280)   (19,345)    (48,839)
                                            -----------  ----------  ----------  ---------  ----------
        Net cash (used in) provided by
          financing activities............   (1,967,234)  1,205,868   1,336,508    911,510    (855,531)
                                            -----------  ----------  ----------  ---------  ----------
Effect of exchange rate changes on cash...      (68,923)     24,627      64,088   (102,900)    (54,589)
                                            -----------  ----------  ----------  ---------  ----------
Net increase (decrease) in cash...........      241,450    (945,974)     81,704    (80,882)    (62,304)
Cash at beginning of period...............      910,400   1,151,850     205,876    205,876     287,580
                                            -----------  ----------  ----------  ---------  ----------
Cash at end of period.....................  $ 1,151,850  $  205,876  $  287,580  $ 124,994  $  225,276
                                            -----------  ----------  ----------  ---------  ----------
                                            -----------  ----------  ----------  ---------  ----------
Non-cash investing and financing
  activities:
  Capital lease obligations...............  $   178,151      --      $  276,624     --          --
Cash paid during the period for:
  Income taxes............................  $    32,097  $   78,121  $   29,203     --          --
  Interest................................  $   974,640  $  888,061  $1,118,963  $ 249,483  $  301,054

          See accompanying notes to consolidated financial statements.

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

    The Company designs, manufactures, assembles and markets closed circuit television systems for use in security, surveillance, safety, and control purposes by end users. The Company markets its products worldwide directly to installing dealers, system integrators, government entities and distributors.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Vicon Industries, Inc. (the Company) and its wholly owned subsidiaries, Vicon Industries Foreign Sales Corp., a Foreign Sales Corporation (FSC), and Vicon Industries (U.K.), Ltd. after elimination of intercompany accounts and transactions.

REVENUE RECOGNITION

    Revenues are recognized when products are sold and title is passed to a third party, generally at the time of shipment.

INVENTORIES

    Inventories are valued at the lower of cost (on a moving average basis which approximates a first-in, first-out method) or market. When it is determined that a product or product line will be sold below carrying cost, affected on hand inventories are written down to their estimated net realizable values.

LONG-LIVED ASSETS

    Property, plant, and equipment are recorded at cost and include expenditures for replacements or major improvements. Depreciation, which includes amortization of assets under capital leases, is computed by the straight-line method over the estimated useful lives of the related assets for financial reporting purposes and on an accelerated basis for income tax purposes. Machinery, equipment and vehicles are being depreciated over periods ranging from 2 to 10 years. The Company's building is being depreciated over a period of 40 years and leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. In connection with the Company's move to a new principal operating facility in 1997, approximately $6.3 million of fully depreciated abandoned assets and leasehold improvements were written off.

    The Company implemented the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective October 1, 1996. The Company reviews its long-lived assets (property, plant and equipment) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. The adoption of Statement No.121 had no impact on the Company's financial positions or results of operations.

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RESEARCH AND DEVELOPMENT

    Product research and development costs are principally charged to cost of sales as incurred, and amounted to approximately $1,900,000, $1,800,000 and $2,000,000 in fiscal 1995, 1996, and 1997, respectively.

EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share" which requires companies to present basic and diluted earnings per share (EPS), instead of primary and fully diluted EPS that was previously required. Basic earnings per share are computed based on the weighted average number of shares outstanding. Diluted earnings per share reflect the maximum dilution that would have resulted from the exercise of stock options and incremental shares issuable under a deferred compensation agreement (see Note 9).

    The new standard was adopted by the Company in the first quarter ended December 31, 1997 of fiscal year 1998. Prior period earnings per share data has been restated to apply the provisions of SFAS 128.

FOREIGN CURRENCY TRANSLATION

    Foreign currency translation is performed utilizing the current rate method under which assets and liabilities are translated at the exchange rate on the balance sheet date, while revenues, costs, and expenses are translated at the average exchange rate for the reporting period. The resulting translation adjustment of $(116,000) and $33,000 at September 30, 1996 and 1997, respectively, is recorded as a component of shareholders' equity. Intercompany balances not deemed long-term in nature at the balance sheet date resulted in a translation gain of $47,000, $14,000 and $35,000 in 1995, 1996, and 1997,
respectively, which is reflected in cost of sales. Gains and losses on contracts which hedge specific foreign currency denominated commitments, primarily inventory purchases, are included in cost of sales.

INCOME TAXES

    The Company accounts for income taxes under the provisions of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled (see
Note 5).

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. The carrying amounts for accounts and other receivables, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. The carrying amounts of the Company's long-term debt and extended term related party accounts payable approximates fair value since the interest rates are prime-based and, accordingly, are adjusted for market rate fluctuations. The fair value of forward

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) exchange contracts is estimated by obtaining quoted market prices. The exchange rates on committed forward exchange contracts at September 30, 1997 approximated market rates for similar term contracts.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123).

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION

    Certain prior year amounts have been reclassified to conform with current year presentation.

NOTE 2. INVESTMENT IN AFFILIATE

    The Company's 50 percent ownership interest in Chun Shin Electronics, Inc., a joint venture company which assembles certain Vicon products in South Korea, is accounted for using the equity method of accounting which reflects the cost of the Company's investment adjusted for the Company's proportionate share of earnings or losses. Such earnings or losses were not material during each of the three years ended September 30, 1997. Assets and sales of the joint venture were approximately $4.9 million and $8.8 million, respectively, for the fiscal year ended September 30, 1997. A significant portion of joint venture product sales were to related parties including approximately $7.0 million indirectly to the Company and approximately $1.7 million to a company owned by the other joint venture partner (see Note 12).

NOTE 3. DEFERRED GAIN ON SALE AND LEASEBACK

    In fiscal 1988, under a sale and leaseback agreement, the Company sold its principal operating facility in Melville, New York for approximately $11 million and leased it back under a ten-year lease agreement. The transaction resulted in a net gain of $3,321,000 which was deferred and was amortized over the ten-year lease period. The Company terminated this lease in 1997 and wrote off the unamortized balance against the cost of relocation.

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 4. SHORT-TERM BORROWINGS

    Borrowings under revolving credit agreement represent short term borrowings by the Company's U.K. subsidiary under a bank overdraft facility. In April 1997, such credit agreement was amended to provide for maximum borrowings of 600,000 pounds ($972,000) and is secured by all the assets of the subsidiary. Maximum borrowings during 1995, 1996 and 1997 amounted to approximately $1,083,000, $1,045,000 and $1,282,000, respectively. The weighted-average interest rate on borrowings during these years was 8.50% in 1995, 8.00% in 1996 and 8.27% in 1997.

    At September 30, 1996 and 1997 and December 31, 1997, Accounts Payable--related party included approximately $4.4 million, $5.0 million and $6.4 million, respectively, of extended accounts payable balances due Chugai Boyeki Company, Ltd., a shareholder of the Company. The extended accounts payable balances at September 30, 1996 and 1997 and December 31, 1997, includes approximately $4.1 million, $4.7 million and $6.3 million, respectively, of purchases denominated in U.S. dollars which bear interest at the prime rate of the related party's U.S. bank (8.25% at September 30, 1996 and 8.50% at September 30, 1997 and December 31, 1997). The remaining balances are denominated in Japanese yen and bear interest at the related party's internal lending rate (4.0% at September 30, 1996 and 1997 and December 31, 1997).

NOTE 5. INCOME TAXES

    The components of income tax expense for the fiscal years indicated are as follows:

                                                              1995        1996        1997
                                                           ----------  ----------  ----------
Federal..................................................  $   --      $   --      $   24,000
State....................................................      --          --           5,000
Foreign..................................................      80,000      85,000      53,000
                                                           ----------  ----------  ----------
                                                           $   80,000  $   85,000  $   82,000
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    There were no deferred tax expenses in any of the years presented above.

    A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate follows:

                                                          1995                      1996                      1997
                                                ------------------------  ------------------------  ------------------------
                                                  AMOUNT       PERCENT      AMOUNT       PERCENT      AMOUNT       PERCENT
                                                -----------  -----------  -----------  -----------  -----------  -----------
U.S. statutory tax............................  $  (431,000)      (34.0%) $   131,000        34.0%  $   560,000        34.0%
Change in valuation allowance.................      532,000        42.0       (56,000)      (14.5)     (467,000)      (28.3)
Foreign subsidiary operations.................      (42,000)       (3.3)      --           --             3,000         0.2
Officers' life insurance......................       17,000         1.3         5,000         1.3         4,000         0.2
Other.........................................        4,000          .3         5,000         1.3       (18,000)       (1.1)
                                                -----------       -----   -----------       -----   -----------       -----
    Effective Tax Rate........................  $    80,000         6.3%  $    85,000        22.1%  $    82,000         5.0%
                                                -----------       -----   -----------       -----   -----------       -----
                                                -----------       -----   -----------       -----   -----------       -----

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 5. INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 1996 and 1997 are presented below:

                                                                                          1996           1997
                                                                                      -------------  -------------
Deferred tax assets:
  Deferred gain on sale and leaseback...............................................  $     146,000  $    --
  Inventory obsolescence and disposition reserves...................................        418,000        457,000
  Deferred compensation accruals....................................................        206,000        199,000
  Allowance for doubtful accounts receivable........................................        123,000        162,000
  Net operating loss carryforwards..................................................      2,001,000      1,726,000
  General business credit carryforwards.............................................        186,000        186,000
  Other.............................................................................          8,000          8,000
                                                                                      -------------  -------------
    Total deferred tax assets.......................................................      3,088,000      2,738,000
Less valuation allowance............................................................     (2,992,000)    (2,525,000)
                                                                                      -------------  -------------
    Net deferred tax assets.........................................................         96,000        213,000
                                                                                      -------------  -------------

Deferred tax liabilities:
  Cash surrender value of officers' life insurance..................................         73,000         73,000
  Other.............................................................................         23,000        140,000
                                                                                      -------------  -------------
    Total deferred tax liabilities..................................................         96,000        213,000
                                                                                      -------------  -------------
Net deferred tax assets and liabilities.............................................  $         -0-  $         -0-
                                                                                      -------------  -------------

    The Company has provided a valuation allowance of $2,525,000 for deferred tax assets since realization of these assets was not assured. At September 30, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $5,100,000 which are available to offset future federal taxable income, if any, through 2011. The Company also had general business tax credit carryforwards for federal income tax purposes of approximately $186,000 which are available to reduce future federal income taxes, if any, through 2003. Pretax domestic income (loss) amounted to approximately ($1,626,000), $136,000 and $1,414,000 in fiscal years 1995, 1996 and 1997, respectively. Pretax foreign income amounted to approximately $291,000, $311,000 and $236,000 in fiscal years 1995, 1996 and 1997, respectively.

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 6. LONG-TERM DEBT

    Long-term debt is comprised of the following:

                                                              SEPTEMBER 30,       DECEMBER
                                                           --------------------      31,
                                                             1996       1997        1997
                                                           ---------  ---------  -----------
                                                                                 (UNAUDITED)
Related party:
  Mortgage loan denominated in Japanese yen at a formula
    interest rate (6.3% at September 30, 1996)...........  $ 393,008  $  --       $  --

  Term loan with interest rate of 1% above the prevailing
    prime rate (9.25% at September 30, 1996 and 9.50% at
    September 30, 1997 and December 31, 1997)............  2,000,000  1,800,000   1,800,000
                                                           ---------  ---------  -----------
                                                           2,393,008  1,800,000   1,800,000
  Less installments due within one year..................    131,003    360,000     360,000
                                                           ---------  ---------  -----------
                                                           $2,262,005 $1,440,000  $1,440,000
                                                           ---------  ---------  -----------
                                                           ---------  ---------  -----------
Banks and other:
  Revolving credit loan..................................  $4,142,898 $6,003,416  $4,895,555
  Bank term loan.........................................     --        776,250     770,001
  Capital lease obligations..............................     86,520    279,794     251,705
  Other..................................................     10,179     --          --
                                                           ---------  ---------  -----------
                                                           4,239,597  7,059,460   5,917,261
  Less installments due within one year..................     72,716    155,092     141,169
                                                           ---------  ---------  -----------
                                                           $4,166,881 $6,904,368  $5,776,092
                                                           ---------  ---------  -----------
                                                           ---------  ---------  -----------

    In October 1993, the Company issued a $2,000,000 secured promissory note to Chugai Boyeki Company, Ltd., a related party. The note is subordinated to senior bank debt with regard to liens and interest under certain conditions. The remaining balance at September 30, 1997 and December 31, 1997 is due in installments of $360,000 on July 1, 1998 and $1,440,000 on July 1, 1999.

    In December 1995, the Company entered into a two year Credit and Security Agreement with a bank which currently provides for maximum borrowings of $6,500,000, subject to an availability formula based on accounts receivable and inventory balances. In February 1997, the term of the agreement was extended to January 31, 1999. Borrowings under the agreement bear interest at the bank's prime rate plus 1.00% (9.50% at September 30, 1997 and December 31, 1997). The Credit and Security Agreement contains restrictive covenants which, among other things, restricts the payment of dividends and requires the Company to maintain certain levels of net worth, earnings and ratios of interest coverage and debt to net worth. Borrowings under this agreement are secured by substantially all assets of the Company.

    In April 1997, the Company repaid its U.K. related party mortgage loan with the proceeds of a new ten year 500,000 pound sterling (approximately $810,000) bank term loan. The term loan is payable in equal monthly installments with interest at a fixed rate of 9%. The loan is secured by a first mortgage on the subsidiary's property and contains restrictive covenants which, among other things, require the subsidiary to maintain certain levels of net worth, earnings and debt service coverage.

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 6. LONG-TERM DEBT (CONTINUED)
    Long-term debt maturing in each of the fiscal years subsequent to September 30, 1997 approximates $515,000 in 1998, $7,577,000 in 1999, $139,000 in 2000,
$144,000 in 2001, $113,000 in 2002 and $371,000 thereafter.

    At September 30, 1997, future minimum annual rental commitments under non-cancelable capital lease obligations were as follows: $100,090 in 1998, $69,334 per year in 1999 through 2001, and $33,454 in 2002.

NOTE 7. FOREIGN OPERATIONS

    The Company operates one foreign entity, Vicon Industries (U.K.), Ltd., a wholly owned subsidiary which markets and distributes the Company's products principally within the United Kingdom and Europe.

    The following summarizes certain information concerning the Company's operations in the U.S. and U.K. for fiscal years 1995, 1996, and 1997:

                                                                          1995           1996           1997
                                                                      -------------  -------------  -------------
Net sales
  U.S...............................................................  $  34,294,000  $  35,468,000  $  43,605,000
  U.K...............................................................      9,553,000      7,723,000      7,914,000
                                                                      -------------  -------------  -------------
    Total...........................................................  $  43,847,000  $  43,191,000  $  51,519,000
Operating income (loss)
  U.S...............................................................  $    (827,000) $     805,000  $   2,387,000
  U.K...............................................................        573,000        421,000        363,000
                                                                      -------------  -------------  -------------
    Total...........................................................  $    (254,000) $   1,226,000  $   2,750,000
Identifiable assets
  U.S...............................................................  $  21,213,000  $  23,260,000  $  26,372,000
  U.K...............................................................      5,210,000      4,825,000      4,828,000
                                                                      -------------  -------------  -------------
    Total...........................................................  $  26,423,000  $  28,085,000  $  31,200,000

Net assets--U.K.....................................................  $     711,000  $     935,000  $   1,515,000

    U.S. sales include $8,161,000, $8,531,000 and $10,747,000 for export in fiscal years 1995, 1996, and 1997, respectively. Operating income (loss) excludes foreign exchange gain/loss, interest expense and income taxes. U.S. assets include $1,127,000, $117,000 and $162,000 in fiscal years 1995, 1996 and
1997, respectively, of cash for general corporate use.

NOTE 8. STOCK OPTIONS AND STOCK PURCHASE RIGHTS

    The Company maintains stock option plans which include both incentive and non-qualified options covering a total of 467,032 shares of common stock reserved for issuance to key employees, including officers, and directors. Such amount includes a total of 200,000 options reserved for issuance under the 1996 Incentive Stock Option Plan, as well as a total of 50,000 options reserved for issuance under the 1996 Non-Qualified Stock Option Plan for Outside Directors, approved by the shareholders in April 1997. All

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 8. STOCK OPTIONS AND STOCK PURCHASE RIGHTS (CONTINUED) options are issued at fair market value at the grant date and are exercisable in varying installments according to the plans. The plans allow for the payment of option exercises through the surrender of previously owned shares based on the fair market value of such shares at the date of surrender. During fiscal 1997, a total of 45,952 common shares were surrendered pursuant to stock option exercises, which are held in treasury. There were 32,935 and 47,535 shares available for grant at September 30, 1996 and 1997, respectively. As of September 30, 1995, 1996, and 1997, options exercisable pursuant to the plans amounted to 198,783, 289,471 and 149,838, respectively. As of December 31, 1997, there were 47,535 shares available for grant and 271,938 options exercisable pursuant to the plans.

    Changes in outstanding stock options are as follows:

                                                                                                            WEIGHTED
                                                                                                 NUMBER      AVERAGE
                                                                                                   OF       EXERCISE
                                                                                                 SHARES       PRICE
                                                                                               ----------  -----------
Balance--September 30, 1994..................................................................     431,174   $    2.03
Options granted..............................................................................      25,000   $    1.94
Options exercised............................................................................      --          --
Options forfeited............................................................................    (156,513)  $    2.07

----------------------------------------------------------------------------------------------------------------------
Balance--September 30, 1995..................................................................     299,661   $    2.01
Options granted..............................................................................     245,397   $    1.72
Options exercised............................................................................     (14,500)  $    1.82
Options forfeited............................................................................     (85,909)  $    2.13
----------------------------------------------------------------------------------------------------------------------
Balance--September 30, 1996..................................................................     444,649   $    1.83
Options granted..............................................................................     241,000   $    2.77
Options exercised............................................................................    (244,332)  $    1.95
Options forfeited............................................................................     (21,820)  $    2.35
----------------------------------------------------------------------------------------------------------------------
Balance--September 30, 1997..................................................................     419,497   $    2.27
Options granted (unaudited)..................................................................      --          --
Options exercised (unaudited)................................................................      --          --
Options forfeited (unaudited)................................................................      --          --
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1997 (unaudited).......................................................     419,497   $    2.27
Price range $1.69--$2.24 (weighted-average contractual life of 2.7 years) (unaudited)........     206,897   $    1.78
Price range $2.25--$3.06 (weighted-average contractual life of 4.3 years) (unaudited)........     212,600   $    2.76
----------------------------------------------------------------------------------------------------------------------
Exercisable options--
  September 30, 1995.........................................................................     198,783   $    2.07
  September 30, 1996.........................................................................     289,471   $    1.89
  September 30, 1997.........................................................................     149,838   $    1.96
  December 31, 1997 (unaudited)..............................................................     271,938   $    1.96
----------------------------------------------------------------------------------------------------------------------

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 8. STOCK OPTIONS AND STOCK PURCHASE RIGHTS (CONTINUED)
    Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of this Statement. The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1997.

                                                                                                 1996       1997
                                                                                               ---------  ---------
Risk-free interest rate......................................................................       6.0%       6.0%
Dividend yield...............................................................................       0.0%       0.0%
Volatility factor............................................................................      46.2%      52.7%
Weighted average expected life...............................................................    3 years    3 years

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.

    In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income and earnings per share are as follows:

                                                                         1996         1997
                                                                      ----------  ------------
Net income:
  As reported.......................................................  $  300,178  $  1,564,518
  Pro forma.........................................................  $  213,848  $  1,364,368

Earnings per share:
  As reported
    Basic...........................................................  $      .11  $        .56
    Diluted.........................................................  $      .11  $        .52

  Pro forma
    Basic...........................................................  $      .08  $        .49
    Diluted.........................................................  $      .08  $        .45

Weighted average fair value of options granted......................  $      .64  $       1.13

    Pro forma net earnings reflect only options granted in fiscal 1996 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to October 1, 1995 was not considered.

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 9. EARNINGS PER SHARE

    The following table provides the components of the basic and diluted earnings per share (EPS) computations:

                                                                             FOR THE YEARS ENDED SEPTEMBER 30,
                                                                         -----------------------------------------
                                                                             1995           1996          1997
                                                                         -------------  ------------  ------------
BASIC EPS COMPUTATION
Net income (loss)......................................................  $  (1,347,045) $    300,178  $  1,564,518

Weighted average shares outstanding....................................      2,762,828     2,765,245     2,803,805

Basic earnings (loss) per share........................................  $        (.49) $        .11  $        .56
                                                                         -------------  ------------  ------------
                                                                         -------------  ------------  ------------

DILUTED EPS COMPUTATION
Net income (loss)......................................................  $  (1,347,045) $    300,178  $  1,564,518

Weighted average shares outstanding....................................      2,762,828     2,765,245     2,803,805
Stock options..........................................................       --              75,341       218,191
                                                                         -------------  ------------  ------------
Diluted shares outstanding.............................................      2,762,828     2,840,586     3,021,996

Diluted earnings (loss) per share......................................  $        (.49) $        .11  $        .52
                                                                         -------------  ------------  ------------
                                                                         -------------  ------------  ------------

                                                                                        FOR THE THREE MONTHS ENDED
                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1996          1997
                                                                                        ------------  ------------
                                                                                               (UNAUDITED)
BASIC EPS COMPUTATION
Net income............................................................................  $    215,288  $  1,008,973

Weighted average shares outstanding...................................................     2,777,328     3,001,108

Basic earnings per share..............................................................  $        .08  $        .34
                                                                                        ------------  ------------
                                                                                        ------------  ------------

DILUTED EPS COMPUTATION
Net income............................................................................  $    215,288  $  1,008,973

Weighted average shares outstanding...................................................     2,777,328     3,001,108
Stock options.........................................................................        93,104       291,264
Stock compensation arrangement........................................................       --                353
                                                                                        ------------  ------------
Diluted shares outstanding............................................................     2,870,432     3,292,725

Diluted earnings per share............................................................  $        .08  $        .31
                                                                                        ------------  ------------
                                                                                        ------------  ------------

NOTE 10. INDUSTRY SEGMENT AND MAJOR CUSTOMER

    The Company operates in one industry which encompasses the design, manufacture, assembly, and marketing of closed-circuit television ("CCTV") equipment and systems for the CCTV segment of the

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 10. INDUSTRY SEGMENT AND MAJOR CUSTOMER (CONTINUED) security products industry. The Company's products include all components of a video surveillance system such as remote positioning devices, cameras, monitors, video switchers, housings, mounting accessories, recording devices, manual and motorized lenses, controls, video signal equipment, and consoles for system assembly. No customer represented sales in excess of ten percent of consolidated revenues during any of the three fiscal years presented.

NOTE 11. COMMITMENTS

    In December 1996, the Company entered into a five year lease agreement for a new principal operating facility. The aggregate remaining commitment under such agreement amounted to $1,614,000 at September 30, 1997 with minimum rentals for the fiscal years shown as follows: 1998--$370,000; 1999-- $377,000;
2000--385,000; 2001--$392,000; and 2002--$90,000. Additionally, the Company
occupies certain other facilities, or is contingently liable, under operating leases which expire at various dates through 2000. The leases, which cover periods from one to three years, generally provide for renewal options at specified rental amounts. The aggregate operating lease commitment at September 30, 1997 was $106,000 with minimum rentals for the fiscal years shown as follows: 1998--$79,000; 1999--$18,000; and 2000- $9,000.

    The Company is a party to employment agreements with five executives which provide for, among other things, the payment of compensation if there is a change in control without Board of Director approval (as defined in the agreements). The contingent liability under these change in control provisions at September 30, 1997 was approximately $2,115,000. The total compensation payable under these agreements aggregated $2,085,000 at September 30, 1997. The Company is also a party to insured deferred compensation agreements with two retired officers. The aggregate remaining compensation payments of approximately $813,000 as of September 30, 1997 are subject to the individuals' adherence to certain non-compete covenants, and are payable in monthly installments through December 2003.

    In October 1997, the Company's Chief Executive Officer was provided a deferred compensation benefit of 45,952 shares of common stock currently held by the Company in treasury. The issuance of such shares occurs upon retirement of the executive, or earlier under certain conditions. The market value of such shares approximated $345,000 at the date of agreement, which will be amortized over the expected minimum service period of the executive.

    Sales to customers from the Company's U.K. subsidiary are denominated in British pounds sterling. The Company attempts to minimize its currency exposure on these sales through the purchase of forward exchange contracts to cover its U.S. dollar denominated product cost. These contracts generally involve the exchange of one currency for another at a future date and specified exchange rate. At September 30, 1997, the Company had approximately $1,350,000 of outstanding forward exchange contracts to sell British pounds. Such contracts expire at varying dates and exchange rates through January 26, 1998.

    The Company's purchases of Japanese sourced products through Chugai Boyeki Company, Ltd., a related party, are denominated in Japanese yen. At September 30, 1997, the Company did not have any forward exchange contracts to purchase Japanese yen.

                    VICON INDUSTRIES, INC. AND SUBSIDIARIES

   (INFORMATION WITH RESPECT TO DECEMBER 31, 1997 AND THE THREE MONTHS ENDED

                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

NOTE 12. RELATED PARTY TRANSACTIONS

    As of September 30, 1996 and 1997, Chugai Boyeki Company, Ltd. and affiliates ("Chugai") owned 548,715 shares of the Company's common stock (18.3% of the total outstanding shares). The Company, which has been conducting business with Chugai for approximately 18 years, imports certain finished products and components through Chugai and also sells its products to Chugai who resells the products in certain Asian and European markets. The Company purchased approximately $11.6, $9.2 and $7.1 million of products and components from Chugai in fiscal years 1995, 1996, and 1997, respectively, and the Company sold $3.4, $2.1, and $2.7 million of product to Chugai for distribution in fiscal years 1995, 1996, and 1997, respectively. At September 30, 1996 and 1997 and December 31, 1997, the Company owed $7.5 million, $7.1 million and $6.9 million, respectively, to Chugai and Chugai owed $148,000, $276,000 and $816,000, respectively, to the Company resulting from purchases of products. The amounts owed to Chugai are secured by a subordinated lien on substantially all the Company's assets. During 1997, the Company repaid a mortgage loan made by Chugai. In October 1993, the Company borrowed $2 million from Chugai under a promissory note agreement. See Note 6 for a further discussion of this transaction.

    As of September 30, 1997, Mr. Chu S. Chun controlled 204,507 shares of the Company's common stock (6.8% of the total outstanding shares). Mr. Chun owns Chun Shin Industries, Inc., the Company's 50% South Korean joint venture partner in Chun Shin Security which purchases product from the joint venture (see Note
2). Mr. Chun also controls International Industries, Inc. (I.I.I.), a U.S. based company, which arranges the importation and provides short term financing on all the Company's product purchases from the joint venture company, Chun Shin Electronics, Inc. During fiscal years 1996 and 1997, the Company purchased approximately $5.8 million and $7.0 million of products from I.I.I. under this agreement. In addition, the Company sold approximately $900,000 and $1,100,000 of its products to I.I.I. in 1996 and 1997, respectively. At September 30, 1996 and 1997 and December 31, 1997, I.I.I. owed the Company approximately $368,000, $279,000 and $192,000, respectively.

NOTE 13. SUBSEQUENT EVENT (UNAUDITED)

    In January 1998, the Company purchased its principal operating facility for approximately $3.3 million. The purchase was financed with the proceeds of an aggregate $2.9 million mortgage and term loan agreement with a bank. Such agreement includes a $2,512,000 ten-year mortgage loan payable in monthly installments through January 2008, with a $1,188,000 payment due at the end of the term. The agreement also provides a $388,000 five-year term loan payable in monthly installments through January 2003. Both loans bear interest at the bank's prime rate minus 1.35% (7.15% at January 29, 1998).

    The loans are secured by a first mortgage on the property and fixtures and contain restrictive covenants which, among other things, requires the company to maintain certain levels of earnings and ratios of debt service and interest coverage and debt to net worth.

    At the same time, the Company entered into interest rate swap agreements with the same bank to effectively convert the foregoing floating rate long-term loans to fixed rate loans. These agreements change the Company's interest rate exposure on its $2,512,000 floating rate mortgage loan to a fixed 7.79% and its $388,000 floating rate term loan to a fixed 7.7%. The interest rate swap agreements mature in the same amount and over the same period as the related mortgage and term loans.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER, SOLICITATION OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Available Information...........................          1
Information Incorporated by Reference...........          1
Prospectus Summary..............................          2
Special Note Regarding Forward-Looking
  Statements....................................          6
Risk Factors....................................          6
Use of Proceeds.................................         14
Price Range of Common Stock and Dividends.......         15
Capitalization..................................         16
Selected Consolidated Financial and Operating
  Data..........................................         17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         18
Business........................................         24
Management......................................         34
Principal and Selling Shareholders..............         41
Certain Transactions............................         42
Description of Capital Stock....................         43
Shares Eligible for Future Sale.................         44
Underwriting....................................         46
Legal Matters...................................         47
Experts.........................................         47
Index to Consolidated Financial
  Statements....................................        F-1


                                1,575,000 SHARES



                                     [LOGO]

                                  COMMON STOCK


                             ---------------------

                                   PROSPECTUS

                             ---------------------

                             FAHNESTOCK & CO. INC.

                               SOUTHEAST RESEARCH
                                 PARTNERS, INC.

                                          , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The Registrant estimates that expenses payable by the Registrant in connection with the Offering described in this Registration Statement (other than underwriting discounts and commissions) will be as follows:


Securities and Exchange Commission registration fee.............  $7,486.56

American Stock Exchange filing fee..............................  $   *

NASD filing fee.................................................  $3,037.82

Registrar and Transfer Agent's fees and expenses................      *

Printing and engraving expenses.................................      *

Accounting fees and expenses....................................      *

Fees and expenses (including legal fees) for qualification under
  state securities laws.........................................      *

Miscellaneous...................................................      *

      Total.....................................................  $   *
                                                                  ---------
                                                                  ---------


------------------------

*   To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article 7 of the New York Business Corporation Law provides for the indemnification of directors and officers subject to certain limitations. Among other matters, the statute provides that to be entitled to indemnification under the statutory provisions, a person who is sued or threatened to be sued by reason of being a director or officer of a New York corporation must affirmatively establish that he acted in good faith for a purpose which he reasonably believed to be in the best interests of the corporation. The statute requires court approval to provide indemnification in a derivative action under certain circumstances. Additionally, the indemnification to which directors, officers and other persons serving the corporation are entitled excludes amounts payable in a derivative action where the director, officer or other person is adjudged to be liable to the corporation.

    The By-laws of the Company provide for the indemnification of its directors and officers to the maximum extent provided by law.

    The Company's directors and officers are insured against certain liabilities for actions taken in such capacities, excluding certain liabilities under the Securities Act of 1933, the Securities Exchange Act of 1934 or similar state laws relating to offerings of securities.

ITEM 16. EXHIBITS


        1  Underwriting Agreement**

        3  Certificate of Incorporation and By-laws, as amended (incorporated by reference to Exhibit 3 of the 1985 Annual Report on Form 10-K; Exhibit 4B of
           Form S-2 filed in Registration Statement No. 33-10435 and Exhibit A, B and C
           of the 1987 Proxy Statement)

      4.1  Specimen Common Stock Certificate*

      4.2  Underwriters' Warrants and Warrant Agreement**

        5  Opinion of Schoeman, Marsh & Updike, LLP+

     10.1  Credit and Security Agreement dated December 27, 1995 between the Registrant and IBJ Schroder Bank & Trust Company (incorporated by reference to Exhibit 10 the 1995 Annual Report on Form 10-K)

     10.2  Credit and Security Agreement between the Registrant and IBJ Schroder Bank &
           Trust Company, First Amendment dated August 19, 1996 (incorporated by reference to Exhibit 10.2 of the 1996 Annual Report on Form 10-K)

     10.3  Credit and Security Agreement between the Registrant and IBJ Schroder Bank &
           Trust Company, Second Amendment dated February 5, 1997 (incorporated by reference to the Exhibit 10.1 of the Quarterly Report on Form 10-Q for the
           quarter ended March 31, 1997)

     10.4  Promissory Note dated October 5, 1993 between the Registrant and Chugai Boyeki
           Company, Ltd., first amendment dated February 5, 1997 (incorporated by reference to Exhibit 10.4 of the 1997 Annual Report on Form 10-K)

     10.5  Employment Contract dated October 1, 1997 between the Registrant and Kenneth
           M. Darby (incorporated by reference to Exhibit 10.5 of the 1997 Annual Report on Form 10-K)

     10.6  Employment Contract dated October 1, 1996 between the Registrant and Arthur D.
           Roche (incorporated by reference to Exhibit 10.6 of the 1996 Annual Report on
           Form 10-K)

     10.7  Employment Agreement dated October 1, 1997 between the Registrant and John L.
           Eckman (incorporated by reference to Exhibit 10.7 of the 1997 Annual Report on
           Form 10-K)

     10.8  Employment Agreement dated October 1, 1997 between the Registrant and Peter
           Horn (incorporated by reference to Exhibit 10.8 of the 1997 Annual Report on
           Form 10-K)

     10.9  Employment Agreement dated October 1, 1997 between the Registrant and Yacov
           Pshtissky (incorporated by reference to Exhibit 10.9 of the 1997 Annual Report on Form 10-K)

    10.10  Deferred Compensation Agreements dated November 1, 1986 between the Registrant and Donald N. Horn and Arthur V. Wallace (incorporated by reference to Exhibit
           10E of the 1992 Annual Report on Form 10-K)

    10.11  Lease agreement dated December 24, 1996 between the Registrant and RREEF
           MIDAMERICA/EAST-V NINE, INC. (incorporated by reference to Exhibit 10.8 of the
           1996 Annual Report on Form 10-K)

    10.12 Amended and restated 1986 Incentive Stock Option Plan (incorporated by reference to Exhibit 19 of the 1990 Annual Report on Form 10-K)

    10.13  1994 Incentive Stock Option Plan (incorporated by reference to Exhibit 10L of the 1994 Annual Report on Form 10-K)

    10.14  1994 Non-Qualified Stock Option Plan for Outside Directors (incorporated by reference to Exhibit 10M of the 1994 Annual Report on Form 10-K)

    10.15  1996 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.15 of the 1997 Annual Report on Form 10-K)

    10.16  1996 Non-Qualified Stock Option Plan for Outside Directors (incorporated by reference to Exhibit 10.16 of the 1997 Annual Report on Form 10-K)

    10.17  Advice of borrowing terms between the Registrant and National Westminster Bank
           PLC dated April 22, 1997 (incorporated by reference to Exhibit 10 of the
           Quarterly Report on Form 10-Q for the quarter ended June 30, 1997)

    10.18  Commercial fixed rate loan agreement between the Registrant and National
           Westminster Bank PLC dated April 8, 1997 (incorporated by reference to Exhibit
           10 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 1997)

    10.19  Agreement of Purchase and Sale dated as of January 29, 1998 between Vicon
           Industries, Inc. and RREEF Midamerica/East-V, Nine, Inc. (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarter ended December 31, 1997)

    10.20  Loan Agreement dated January 29, 1998 between Vicon Industries, Inc. and
           Keybank National Association (incorporated by reference to Exhibit 10.2 of the
           Quarterly Report on Form 10-Q for the quarter ended December 31, 1997)

    10.21  Mortgage Note dated January 29, 1998 by Vicon Industries, Inc., as borrower, to order of Keybank National Association in the initial principal amount of
           $2,512,000 (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the quarter ended December 31, 1997)

    10.22  Term Loan Note dated January 29, 1998 by Vicon Industries, Inc., as borrower, to order of Keybank National Association in the initial principal amount of
           $388,000 (incorporated by reference to Exhibit 10.4 of the Quarterly Report on
           Form 10-Q for the quarter ended December 31, 1997)

    10.23  Mortgage and Security Agreement dated January 29, 1998 by Vicon Industries,
           Inc. in favor of Keybank National Association in amount of $2,512,000
           (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form
           10-Q for the quarter ended December 31, 1997)

    10.24  Mortgage and Security Agreement dated January 29, 1998 by Vicon Industries,
           Inc. in favor of Keybank National Association in amount of $388,000
           (incorporated by reference to Exhibit 10.6 of the Quarterly Report on Form
           10-Q for the quarter ended December 31, 1997)

    10.25  Interest Rate Master Swap Agreement dated December 11, 1997 between the
           Registrant and KeyBank National Association (incorporated by reference to
           Exhibit 10.7 of the Quarterly Report on Form 10-Q for the quarter ended
           December 31, 1997)

       22  Subsidiaries of the Registrant (incorporated by reference to the Notes to the
           Consolidated Financial Statements)

     23.1  Consent of Schoeman, Marsh & Updike, LLP (included in Exhibit 5)+

     23.2  Consent of KPMG Peat Marwick LLP+

       24  Power of Attorney (included in Part II of the Registration Statement)**


------------------------


+   Filed herewith



*   To be filed by amendment



**  Previously Filed


ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liabilities under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hauppauge, State of New York, on March 31, 1998.



                                VICON INDUSTRIES, INC.

                                By:             /s/ KENNETH M. DARBY
                                     -----------------------------------------
                                                  Kenneth M. Darby
                                                     PRESIDENT
                                           (PRINCIPAL EXECUTIVE OFFICER)

                                By:             /s/ ARTHUR D. ROCHE
                                     -----------------------------------------
                                                  Arthur D. Roche
                                              EXECUTIVE VICE PRESIDENT
                                           (PRINCIPAL FINANCIAL OFFICER)

                                By:              /s/ JOHN M. BADKE
                                     -----------------------------------------
                                                   John M. Badke
                                                     CONTROLLER
                                           (PRINCIPAL ACCOUNTING OFFICER)



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the 31st day of March, 1998.



             NAME                         TITLE
------------------------------  --------------------------

    /s/ DONALD N. HORN  *
------------------------------  Chairman of the Board
        Donald N. Horn

     /s/ KENNETH M. DARBY
------------------------------  Director
       Kenneth M. Darby

     /s/ ARTHUR D. ROCHE
------------------------------  Director
       Arthur D. Roche

   /s/ ARTHUR V. WALLACE  *
------------------------------  Director
      Arthur V. Wallace

------------------------------  Director
        Peter F. Barry

------------------------------  Director
       Milton F. Gidge

    /s/ MICHAEL D. KATZ  *
------------------------------  Director
       Michael D. Katz

------------------------------  Director
       Peter F. Neumann

 /s/ W. GREGORY ROBERTSON  *
------------------------------  Director
     W. Gregory Robertson

------------------------------  Director
        Kazuyoshi Sudo


------------------------


* The undersigned, pursuant to a Power of Attorney executed by each of the directors and officers noted above, and filed with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this Amendment No. 1 to the Registration Statement on Form S-2 on behalf of each of the persons noted above, all in the capacities and on the date indicated.


                                          /s/ KENNETH M. DARBY

     ---------------------------------------------------------------------------
                                             Kenneth M. Darby

                                 EXHIBIT INDEX


                                                                                                             PAGE NO.
                                                                                                            -----------

     1     Underwriting Agreement**

     3     Certificate of Incorporation and By-laws, as amended (incorporated by reference to Exhibit 3 of the 1985 Annual Report on Form 10-K; Exhibit 4B of Form S-2 filed in Registration Statement No.
           33-10435 and Exhibit A, B and C of the 1987 Proxy Statement)

     4.1   Specimen Common Stock Certificate*

     4.2   Underwriters' Warrants and Warrant Agreement**

     5     Opinion of Schoeman, Marsh & Updike, LLP+

    10.1   Credit and Security Agreement dated December 27, 1995 between the Registrant and IBJ Schroder
           Bank & Trust Company (incorporated by reference to Exhibit 10 the 1995 Annual Report on Form
           10-K)

    10.2   Credit and Security Agreement between the Registrant and IBJ Schroder Bank & Trust Company,
           First Amendment dated August 19, 1996 (incorporated by reference to Exhibit 10.2 of the 1996
           Annual Report on Form 10-K)

    10.3   Credit and Security Agreement between the Registrant and IBJ Schroder Bank & Trust Company,
           Second Amendment dated February 5, 1997 (incorporated by reference to the Exhibit 10.1 of the
           Quarterly Report on Form 10-Q for the quarter ended March 31, 1997)

    10.4   Promissory Note dated October 5, 1993 between the Registrant and Chugai Boyeki Company, Ltd., first amendment dated February 5, 1997 (incorporated by reference to Exhibit 10.4 of the 1997
           Annual Report on Form 10-K)

    10.5   Employment Contract dated October 1, 1997 between the Registrant and Kenneth M. Darby
           (incorporated by reference to Exhibit 10.5 of the 1997 Annual Report on Form 10-K)

    10.6   Employment Contract dated October 1, 1996 between the Registrant and Arthur D. Roche
           (incorporated by reference to Exhibit 10.6 of the 1996 Annual Report on Form 10-K)

    10.7   Employment Agreement dated October 1, 1997 between the Registrant and John L. Eckman
           (incorporated by reference to Exhibit 10.7 of the 1997 Annual Report on Form 10-K)

    10.8   Employment Agreement dated October 1, 1997 between the Registrant and Peter Horn (incorporated by reference to Exhibit 10.8 of the 1997 Annual Report on Form 10-K)

    10.9   Employment Agreement dated October 1, 1997 between the Registrant and Yacov Pshtissky
           (incorporated by reference to Exhibit 10.9 of the 1997 Annual Report on Form 10-K)

    10.10  Deferred Compensation Agreements dated November 1, 1986 between the Registrant and Donald N.
           Horn and Arthur V. Wallace (incorporated by reference to Exhibit 10E of the 1992 Annual Report on Form 10-K)

    10.11  Lease agreement dated December 24, 1996 between the Registrant and RREEF MIDAMERICA/EAST-V
           NINE, INC. (incorporated by reference to Exhibit 10.8 of the 1996 Annual Report on Form 10-K)

                                                                                                             PAGE NO.
                                                                                                            -----------
    10.12  Amended and restated 1986 Incentive Stock Option Plan (incorporated by reference to Exhibit 19 of the 1990 Annual Report on Form 10-K)

    10.13  1994 Incentive Stock Option Plan (incorporated by reference to Exhibit 10L of the 1994 Annual
           Report on Form 10-K)

    10.14  1994 Non-Qualified Stock Option Plan for Outside Directors (incorporated by reference to
           Exhibit 10M of the 1994 Annual Report on Form 10-K)

    10.15  1996 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.15 of the 1997 Annual
           Report on Form 10-K)

    10.16  1996 Non-Qualified Stock Option Plan for Outside Directors (incorporated by reference to
           Exhibit 10.16 of the 1997 Annual Report on Form 10-K)

    10.17  Advice of borrowing terms between the Registrant and National Westminster Bank PLC dated April
           22, 1997 (incorporated by reference to Exhibit 10 of the Quarterly Report on Form 10-Q for the
           quarter ended June 30, 1997)

    10.18  Commercial fixed rate loan agreement between the Registrant and National Westminster Bank PLC dated April 8, 1997 (incorporated by reference to Exhibit 10 of the Quarterly Report on Form
           10-Q for the quarter ended June 30, 1997)

    10.19  Agreement of Purchase and Sale dated as of January 29, 1998 between Vicon Industries, Inc. and
           RREEF Midamerica/East-V, Nine, Inc. (incorporated by reference to Exhibit 10.1 of the Quarterly
           Report on Form 10-Q for the quarter ended December 31, 1997)

    10.20  Loan Agreement dated January 29, 1998 between Vicon Industries, Inc. and Keybank National
           Association (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q for
           the quarter ended December 31, 1997)

    10.21  Mortgage Note dated January 29, 1998 by Vicon Industries, Inc., as borrower, to order of
           Keybank National Association in the initial principal amount of $2,512,000 (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the quarter ended December
           31, 1997)

    10.22  Term Loan Note dated January 29, 1998 by Vicon Industries, Inc., as borrower, to order of
           Keybank National Association in the initial principal amount of $388,000 (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q for the quarter ended December
           31, 1997)

    10.23  Mortgage and Security Agreement dated January 29, 1998 by Vicon Industries, Inc. in favor of
           Keybank National Association in amount of $2,512,000 (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q for the quarter ended December 31, 1997)

    10.24  Mortgage and Security Agreement dated January 29, 1998 by Vicon Industries, Inc. in favor of
           Keybank National Association in amount of $388,000 (incorporated by reference to Exhibit 10.6 of the Quarterly Report on Form 10-Q for the quarter ended December 31, 1997)

    10.25  Interest Rate Master Swap Agreement dated December 11, 1997 between the Registrant and KeyBank
           National Association (incorporated by reference to Exhibit 10.7 of the Quarterly Report on Form
           10-Q for the quarter ended December 31, 1997)

    22     Subsidiaries of the Registrant (incorporated by reference to the Notes to the Consolidated
           Financial Statements)

                                                                                                             PAGE NO.
                                                                                                            -----------
    23.1   Consent of Schoeman, Marsh & Updike, LLP (included in Exhibit 5)+

    23.2   Consent of KPMG Peat Marwick LLP+

    24     Power of Attorney (included in Part II of the Registration Statement)**


------------------------


+   Filed herewith



*   To be filed by amendment



**  Previously Filed